Who We Are

Rogers Communications Inc. is one of Canada’s leading diversified communications and media companies.

We provide a broad range of services to individual consumers and businesses: wireless voice and data communications, high-speed Internet, cable television, cable telephony, wired telecom and data networking services. We also provide services in television and radio broadcasting, multi-platform shopping, sports media and entertainment, digital media, consumer trade publications and professional publications.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). You can find more information about us on our website rogers.com/investors.

Please Register for Electronic Delivery of Shareholder Materials

In our continuing effort to reduce environmental impacts as well as printing and postage costs, Rogers Communications Inc. has adopted the “Notice-and-Access” provisions of the Canadian securities regulations. Under notice-and-access, Canadian companies may now post electronic versions of shareholder meeting related materials such as information circulars and annual financial statements on a website for investor access, with notice of the meeting and availability of the materials provided by letter. Physical copies of such materials are still made available if specifically requested. Shareholders who have already signed up for electronic delivery of meeting materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so please refer to the instructions below.

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number which can be found on the right hand side of the mailing sheet or the Class A Voting Instruction Form that accompanied this shareholder mailing.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent CST Trust Company, please register for electronic delivery at canstockta.com/electronicdelivery using your personalized Holder Account Number which can be found on either the separate election form or the Class A Form of Proxy included with this shareholder mailing.

Letter to Shareholders

Dear Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario at 11:00 a.m. (Eastern Time) on Tuesday, April 21, 2015. We and our colleagues on the Board of Directors and executive team look forward to seeing you as we present our views on our 2014 achievements and outline our plans for the future.

This Information Circular contains important information about the Annual General Meeting of Shareholders and the business to be conducted, voting, the nominated directors, our corporate governance practices, and how we compensate our executive officers and directors. If you cannot attend the Annual General Meeting in person, and are a holder of Class A Voting shares, please use the enclosed proxy or voting instruction form to submit your vote prior to the meeting.

We will provide live coverage of the Annual General Meeting via webcast from the Investor Relations section of our website at rogers.com/investors. A rebroadcast of the meeting webcast will be available on that site for at least several weeks after the meeting.

We hope you can join us in person or via the webcast on April 21, 2015.

Sincerely,

Alan D. Horn, CPA, CA	Guy Laurence
Chairman of the Board	President and Chief Executive Officer

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What’s Inside

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Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

You are invited to the Rogers Communications Inc. Annual General Meeting of Shareholders

When	Where
Tuesday, April 21, 2015	Velma Rogers Graham Theatre
11:00 a.m. (Eastern Time)	333 Bloor Street East
Toronto, Ontario

Business of the Annual General Meeting of Shareholders:

1.	receiving the consolidated financial statements for the year ended December 31, 2014 including the external auditors’ report;

2.	electing 15 directors to our board (see “Election of Directors” on page 11 of the Information Circular);

3.	appointing the external auditors (see “Appointment of Auditors” on page 19 of the Information Circular); and

4.	considering any other business which may properly come before the meeting.

You have the right to vote

You are entitled to notice of and to attend and vote at the meeting if you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 5, 2015 (subject to the voting restrictions described in the Information Circular). Specific voting instructions are included on the proxy form included with this Notice, which you have received if you are a registered holder of Class A Shares.

If you were a registered holder of Class B Non-Voting Shares (Class B Non-Voting Shares) at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

Notice-and-Access

Rogers is using the “Notice-and-Access” provisions of Canadian securities rules that came into effect on February 11, 2013, under National Instrument 54-101 – “Communication with Beneficial Owners of Securities of a Reporting Issuer” and National Instrument 51-102 – “Continuous Disclosure Obligations”, for distribution of the meeting materials to Shareholders. Under notice-and-access, Canadian companies are no longer required to distribute physical paper copies of certain annual meeting related materials such as information circulars and annual financial statements to their investors unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as outlined in this meeting notice, if provided to you, or as instructed on the inside front cover of the Information Circular.

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Voting Class A Shares

Registered holders of Class A Shares, you have a number of ways to vote your shares, and these are detailed on the proxy form included with this package. However you choose to vote, we must receive your vote by no later than 2:00pm (Eastern Time) on April 20, 2015. We also encourage you to review the matters to be voted upon at the meeting as described in the Information Circular at www.rogers.com/shareholder-materials before voting.

Website Where Investor Materials are Posted

Electronic copies of investor materials related to this meeting, including the Information Circular and Rogers’ annual report to shareholders, which includes our 2014 audited financial statements, can be found, reviewed and downloaded from www.rogers.com/shareholder-materials or under the Rogers Communications Inc. profile on sedar.com. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

Paper Copies of Investor Materials

Should you wish to receive paper copies of certain investor materials, or have any questions related to this meeting, please contact us at investor.relations@rci.rogers.com, or alternatively call 1-855-300-7922, prior to April 3, 2015 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting the documents will remain available at the website listed above for a period of at least one year.

Admission to the meeting

The meeting will be webcast live and a rebroadcast will also be available following the meeting at www.rogers.com/investors. Shareholders wishing to attend the meeting in person will be required to produce a proxy, meeting notice or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au 416.935.3522. Le texte français sera disponible à l’assemblée.

By order of the Board of Directors,

David P. Miller

Secretary

Toronto, Ontario, Canada

March 12, 2015

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INFORMATION CIRCULAR

Information is as of March 12, 2015 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual general meeting of shareholders to be held on April 21, 2015 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost.

In this document:

•	we, us, our/ours, Rogers, RCI, and the Company refers to Rogers Communications Inc.;

•	you and yours refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular.

Notice-and-Access

Rogers is using the “Notice-and-Access” provisions of Canadian securities rules that came into effect on February 11, 2013, under National Instrument 54-101 – “Communication with Beneficial Owners of Securities of a Reporting Issuer” and National Instrument 51-102 – “Continuous Disclosure Obligations”, for distribution of the meeting materials to Shareholders. Under notice-and-access, Canadian companies are no longer required to distribute physical paper copies of certain annual meeting related materials such as information circulars and annual financial statements to their investors unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as instructed on the inside front cover of this circular.

Website Where Investor Materials are Posted

Electronic copies of investor materials related to this meeting, including this circular and Rogers’ annual report to shareholders, which includes our 2014 audited financial statements, can be found, reviewed and downloaded from www.rogers.com/shareholder-materials or under the Rogers Communications Inc. profile on sedar.com. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

Paper Copies of Investor Materials

Should you wish to receive paper copies of certain investor materials, or have any questions, related to this meeting please contact us at investor.relations@rci.rogers.com, or alternatively call 1-855-300-7922, prior to April 3, 2015 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting the documents will remain available at the website listed above for a period of at least one year.

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Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Company by our Transfer Agent and Registrar, CST Trust Company.

Who Can Vote?

If you were a registered holder of Class A Voting Shares (the Class A Shares) at the close of business in Toronto, Ontario on March 5, 2015 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (the Class B Non-Voting Shares) on the record date you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting in person will be required to produce a proxy, notice of meeting or otherwise provide proof of share ownership to gain admission.

Voting By Proxy

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting in person, you may still and are encouraged to vote on the matters to be considered at the meeting in one of two ways:

•	You may authorize the management representatives named on the enclosed proxy form to vote your Class A Shares. If you choose this option, there are four ways you can give your voting instructions:

—	Mail. Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date and return the proxy form in the envelope provided. The address for receiving proxies is Secretary of the Company, Rogers Communications Inc., c/o CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

—	Telephone. (Canada and the United States only). Call the toll free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your 13 digit Control Number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a Control Number you will not be able to vote by telephone.

—	Internet. Follow the instructions on the enclosed proxy form in order to give your voting instructions online. Please have your proxy form with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

—	Fax or Email. Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax the completed proxy form to CST Trust Company at 1-416-368-2502 or toll free from Canada or the United States at 1-866-781-3111, or scan and email it to proxy@canstockta.com.

or

•	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax

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or online, as described above. If you mail or fax the proxy form, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy form and you may indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided or fax the proxy form as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of CST Trust Company when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by no later than 2:00 p.m. (Eastern Time) on April 20, 2015.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy form. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy form are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as directors of the proposed nominees shown in this circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations or other business.

Changing Your Mind

You may revoke your proxy form by:

•

delivering a completed and signed proxy form, to supercede the original proxy vote, with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Mr. Donald M. Dalik), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 20, 2015 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Mr. Donald M. Dalik), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 20, 2015 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.

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BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company or trustee, rather than in your name. As noted above, since Rogers is using notice-and-access this year, we are not mailing hard copies of information circulars and annual financial statements to shareholders unless specifically requested.

We are not sending notices of the meeting or proxy forms directly to non-objecting beneficial owners (NOBOs) as permitted under National Instrument 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary or its agent on behalf of their intermediary asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, CST Trust Company.

How Does a Non-Registered Holder of Class A Shares Give Voting Instructions?

Your representative may have sent to you the notice of meeting including a voting instruction form or a blank proxy form signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

How Does a Non-Registered Holder of Class A Shares Vote in Person at the Meeting?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions.

Changing Your Mind as Non-Registered Holder

As a non-registered shareholder of Class A Shares, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you in time (seven days or more before the meeting).

HOW VOTES ARE COUNTED

Class A Shares

Each Class A Share is entitled to 50 votes on a poll.

Restrictions on the Transfer, Voting, Ownership and Issue of Shares

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Telecommunications Act (Canada);

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•	Broadcasting Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any telecommunications, cable television or broadcasting licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

If our board of directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy the Board may invoke the restrictions in our Articles on transfer, voting and issue of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 2, 2015, 112,447,492 Class A Shares were outstanding. Voting control of the Company is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

Prior to his death in December 2008, Ted Rogers controlled RCI through his ownership of voting shares of a private holding company. Under his estate arrangements, the voting shares of that company, and consequently voting control of RCI and its subsidiaries, passed to the Rogers Control Trust. The trustee (the Trustee) of the Rogers Control Trust is the trust company subsidiary of a Canadian chartered bank and members of the family of the late Ted Rogers are beneficiaries. As of March 2, 2015, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.92% of the outstanding Class A Shares, and 40,008,700 Class B Non-Voting Shares, representing approximately 9.95% of the outstanding Class B Non-Voting Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his

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or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. (A majority of those individuals are currently serving as directors of RCI).

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the RCI board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the chairman or deputy chairman of the board of directors of RCI, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers, Martha L. Rogers, David A. Robinson and Ann T. Graham (Rogers family members); Alan D. Horn, Thomas I. Hull and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Company’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in Note 24 to our consolidated financial statements for the year ended December 31, 2014.

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Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set at 15 the number of directors to be elected at the meeting. All of the current directors retire at the meeting but are eligible for re-election. Thomas I. Hull will not be seeking re-election. John H. Tory resigned from the Board effective November 30, 2014. Unless his or her office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the shareholders of the Company or until his or her successor is elected or appointed.

Class A Shareholders vote for individual directors. The Board has adopted a majority voting policy, under which a director who is elected in an election with more votes withheld than in favour of his or her election is expected to tender his or her resignation to the Chair of the Board. The Board will refer the resignation to the Corporate Governance Committee for consideration. The Board will promptly accept the resignation unless the Corporate Governance Committee determines that there are circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The Board will make a decision within 90 days after the meeting and issue a press release either announcing the resignation or explaining why it has not been accepted. The policy does not apply where an election involves a proxy battle i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board.

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the election of the 15 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Charles William David Birchall Age: 72 Toronto, Ontario Canada Director Since: 2005 (10 years) Independent		Mr. Birchall serves as director and Vice Chairman of Barrick Gold Corporation and Chairman of Barrick International Banking Corporation, a subsidiary of Barrick Gold Corporation. Mr. Birchall served as Vice Chairman of TrizecHahn Corporation from 1996 to 2001. Mr. Birchall is a Fellow of the Institute of Chartered Accountants of England and Wales.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange: Symbol)
		Board		14 of 14	100%	Barrick Gold Corporation
		Audit		5 of 5	100%	(TSX/NYSE:ABX)
		Finance		5 of 6	83%
		Nominating		2 of 2	100%

		Combined Total		26 of 27	96%
		Skills and Experience: mining, finance, accounting, senior executive(1), director(3)

Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	Nil	42,134	40,737	$3,553,129	6.0	Yes	54.7
2015	Nil	42,134	46,619	$3,954,987	6.0	Yes	60.8
Change	Nil	Nil	5,882	$401,858
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,420,250	8,344	109,428,594
Percentage of votes					99.99%	0.01%	100%

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Bonnie R. Brooks Age: 61 Toronto, Ontario New Nominee Independent		Ms. Brooks is the Vice Chairman of Hudson’s Bay Company (Saks Fifth Avenue, Lord and Taylor and Hudson’s Bay), appointed in February 2014, and has more than 30 years of executive leadership in media, marketing and merchandising. Ms. Brooks joined Hudson’s Bay in September 2008 as CEO and President. In January 2012, Ms. Brooks was appointed President of Hudson’s Bay Company for both Hudson’s Bay and Lord and Taylor in the USA. Ms. Brooks was based in Hong Kong from 1997 to 2008 and served as an executive officer, including as President, of the Lane Crawford Joyce Group, with over 500 stores in Asia, and prior to that served as Executive Vice President/General Merchandise Manager and Senior Vice President of Marketing at Holt Renfrew. Ms. Brooks is Chairman of the Board of Trustees of the Royal Ontario Museum. She holds an M.B.A. from the University of Western Ontario, and two honorary Doctorate Degrees (L.L.D. from the University of Guelph and D.C.L. from St. Mary’s University, Halifax).
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Empire Company Limited (TSX:EMP) Riocan Real Estate Investment Trust (TSX:REI) Abercrombie & Fitch Co. (NYSE: ANF)
Skills and Experience: consumer/retail, marketing, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2015	Nil	Nil	Nil	n/a	n/a	n/a	n/a

Stephen Aaron Burch Age: 65 Owings Mills, Maryland, United States Director Since: 2010 (5 years) Independent		Mr. Burch is Chairman of the Board of the University of Maryland Medical Systems, and has more than 30 years’ experience in the communications industry. Mr. Burch served as President and Chief Executive Officer of Virgin Media (formerly NTL, Inc.) in the United Kingdom from 2006 to 2007. Mr. Burch served in various capacities at Comcast Cable Communications from 1987 to 2005, most recently as President of the Atlantic Division. Mr. Burch serves on various public service boards and educational institutions. He has a JD from Gonzaga University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		14 of 14	100%	Nil
		Human Resources		4 of 4	100%
		Audit		5 of 5	100%

		Combined Total		23 of 23	100%
		Skills and Experience: communications, senior executive(1), director(3), public sector(5)

Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	Nil	Nil	8,865	$379,865	6.0	Yes(7)	5.8
2015	Nil	Nil	11,169	$502,270	6.0	Yes	7.7
Change	Nil	Nil	2,304	$122,405
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,424,650	3,944	109,428,594
Percentage of votes					100%	0.00%	100%

12    ROGERS COMMUNICATIONS INC.    2015 MANAGEMENT INFORMATION CIRCULAR

John Henry Clappison Age: 68 Toronto, Ontario Canada Director Since: 2006 (9 years) Independent		Mr. Clappison is a Corporate Director. Mr. Clappison was appointed a director of Rogers Bank on April 24, 2013. Mr. Clappison was associated with PricewaterhouseCoopers from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers. Mr. Clappison is a Chartered Professional Accountant, Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		13 of 14	93%	SunLife Financial Inc.
		Audit		5 of 5	100%	(TSX/NYSE/Other:SLF)
		Pension		3 of 3	100%	Cameco Corporation
						(TSX/NYSE:CCO)

		Combined Total		21 of 22	95%
		Skills and Experience: accounting, finance, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	400	800	22,625	$1,021,961	6.0	Yes	15.7
2015	400	1,200	26,189	$1,248,771	6.0	Yes	19.2
Change	Nil	400	3,564	$226,810
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,424,437	4,157	109,428,594
Percentage of votes					100%	0.00%	100%

Alan Douglas Horn Age: 63 Toronto, Ontario Canada Director Since: 2006 (9 years) Non-Independent		Mr. Horn has served as Chairman of the Board of the Company and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control the Company since March 2006. Mr. Horn was Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006 and he served as President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn was Acting President and Chief Executive Officer of the Company from October 2008 to March 2009. Mr. Horn was appointed a director of Rogers Bank on April 24, 2013. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust.(4) Mr. Horn is a Chartered Professional Accountant and Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		14 of 14	100%	Fairfax Financial Holdings Limited
		Pension Committee		3 of 3	100%	(TSX:FFH)
		Finance Committee		6 of 6	100%	Fairfax India Holdings Corporation
						(TSX:FIH)
						CCL Industries Inc.
						(TSX:CCL)

		Combined Total		23 of 23	100%
		Skills and Experience: telecommunications, finance, accounting, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	46,600	1,304,255	37,202	$59,662,285	6.0	Yes	238.6
2015	46,600(8)	1,304,255	42,901	$61,570,926	6.0	Yes	246.3
Change	Nil	Nil	5,699	$1,908,641
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					108,957,146	471,448	109,428,594
Percentage of votes					99.57%	0.43%	100%

2015 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    13

J. Guy Laurence Age: 53 Toronto, Ontario Director Since: 2013 (1 year) Non-Independent		Mr. Laurence has served as President and Chief Executive Officer of Rogers Communications since December 2013. In his first year as CEO, he restructured the Company around the customer, introduced the multi-year Rogers 3.0 strategy, and began delivering key commercial activities to re-establish Rogers’ leadership position. Mr. Laurence has more than 30 years of global experience in telecommunications, media and pay television. He joined Rogers from Vodafone where he was Chief Executive Officer of Vodafone UK. Mr. Laurence first joined Vodafone in 2000, holding a number of increasingly senior roles before becoming Chief Executive Officer of Vodafone Netherlands in 2005 and then Chief Executive Officer of Vodafone UK in 2008. Prior to joining Vodafone, Mr. Laurence held senior leadership positions at a number of international media companies including MGM Studios, United Cinemas International and Chrysalis Records.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		14 of 14	100%	Nil

		Combined Total		14 of 14	100%
		Skills and Experience: telecommunications, senior executive(1) director(3)
Equity Ownership: Mr. Laurence is subject to share ownership requirements in his capacity as an employee of the Company – See “Share Ownership Requirements under Compensation Governance” below
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	Nil	Nil	38,758	n/a	n/a	n/a	n/a
2015	Nil	Nil	67,362	n/a	n/a	n/a	n/a
Change	Nil	Nil	28,604	n/a
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,415,449	13,145	109,428,594
Percentage of votes					99.99%	0.01%	100%

Philip Bridgman Lind, C.M. Age: 71 Toronto, Ontario Canada Director Since: 1979 (36 years) Non-Independent		Mr. Lind serves as Vice-Chairman of the Company and is a member of the Advisory Committee of the Rogers Control Trust.(4) Mr. Lind joined the Company in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also a director of the Council for Business and the Arts and the Art Gallery of Ontario. Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery Board and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology), University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012 he was inducted into the U.S. Cable Hall of Fame, the third Canadian to be so honoured.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		13 of 14	93%	Brookfield Asset Management Inc.
						(TSX/NYSE:BAM)

		Combined Total		13 of 14	93%
		Skills and Experience: cable, broadcasting, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	380,520	926	52,204	n/a	n/a	n/a	n/a
2015	380,520	926	54,410	$19,725,220	6.0	Yes	303.5
Change	Nil	Nil	2,206	$19,725,220
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					108,957,019	471,575	109,428,594
Percentage of votes					99.57%	0.43%	100%

14    ROGERS COMMUNICATIONS INC.    2015 MANAGEMENT INFORMATION CIRCULAR

John A. MacDonald Age: 61 Toronto, Ontario Canada Director Since: 2012 (3 years) Independent		Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Previously, Mr. MacDonald served as President and Chief Executive Officer of Leitch Technology Corp. Prior to that, he was with Bell Canada from 1994 to 1999, serving first as Executive Vice President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, the major supplier of telecommunications services in New Brunswick, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald was previously a director of Rogers Cable. Mr. MacDonald holds a B.Sc. in electrical engineering from Dalhousie University and a B.A., Engineering from the Technical University of Nova Scotia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		14 of 14	100%	Magor Corporation
		Audit		5 of 5	100%	(TSX Venture: BVC)
		Nominating		1 of 1	100%

		Combined Total		20 of 20	100%
		Skills and Experience: telecommunications, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	Nil	520	5,731	$267,881	6.0	Yes(7)	3.8
2015	Nil	520	8,947	$425,284	6.0	Yes	6.5
Change	Nil	Nil	3,216	$157,403
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,425,097	3,497	109,428,594
Percentage of votes					100%	0.00%	100%

Isabelle Marcoux Age: 45 Montreal, Quebec Canada Director Since: 2008 (7 years) Independent		Ms. Marcoux serves as Transcontinental Inc.’s Chair, and was previously Vice Chair, from 2007, and Vice President, Corporate Development, from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions, Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux was a lawyer at McCarthy Tétrault LLP. Ms. Marcoux holds a B.A., Economics and Political Sciences and a B.A., Civil Law, both from McGill University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		13 of 14	93%	Transcontinental Inc.
		Corporate Governance		2 of 2	100%	(TSX: TCL)
		Human Resources		5 of 5	100%	George Weston Limited
						(TSX:WN)
						Power Corporation of Canada
						(TSX:POW)

		Combined Total		20 of 21	95%
		Skills and Experience: law, publishing, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	Nil	Nil	19,737	$845,730	6.0	Yes	13.0
2015	Nil	Nil	23,597	$1,061,157	6.0	Yes	16.3
Change	Nil	Nil	3,860	$215,427
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,425,092	3,502	109,428,594
Percentage of votes					100%	0.00%	100%

2015 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    15

The Honourable David Robert Peterson, P.C., Q.C. Age: 71 Toronto, Ontario Canada Director Since: 1991 (24 years) Independent		Mr. Peterson is Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor Emeritus of the University of Toronto and also a director of St. Michael’s Hospital. Mr. Peterson holds a B.A. from the University of Western Ontario and a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 to 1990.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		14 of 14	100%	Franco-Nevada Corporation
		Pension		3 of 3	100%	(TSX:FNV)
						VersaPay Corporation
						(TSX Venture:VPY)

		Combined Total		17 of 17	100%
		Skills and Experience: law, senior executive(1), director(3), public sector(5)

Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	Nil	76,900	77,723	$6,629,441	6.0	Yes	102.0
2015	Nil	76,900	84,855	$7,207,988	6.0	Yes	110.9
Change	Nil	Nil	7,132	$578,547
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,410,699	17,895	109,428,594
Percentage of votes					99.98%	0.02%	100%

Edward S. Rogers(6) Age: 45 Toronto, Ontario Canada Director Since: 1997 (18 years) Non-Independent		Mr. Rogers serves as Deputy Chairman of the Company. He is the Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust.(4) Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. from 2003 to 2009. Mr. Rogers worked for Comcast Corporation, Philadelphia from 1993 to 1996. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Company from 2000 to 2002. Mr. Rogers is Chairman of The Toronto Blue Jays and Rogers Bank and is on the Board of Directors of Maple Leaf Sports & Entertainment and CableLabs. Mr. Rogers also sits on the Boards of The Hospital for SickKids Foundation and the ONEXONE Foundation. Mr. Rogers holds a B.A., University of Western Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		14 of 14	100%	Nil
		Finance		6 of 6	100%
		Nominating		2 of 2	100%

		Combined Total		22 of 22	100%
		Skills and Experience: cable, telecommunications, director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	2,000	1,005,335	Nil	n/a	n/a	n/a	n/a
2015	2,000	1,005,335	Nil	$44,435,927	6.0	Yes	683.6
Change	Nil	Nil	Nil	$44,435,927
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					108,956,104	472,490	109,428,594
Percentage of votes					99.57%	0.43%	100%

16    ROGERS COMMUNICATIONS INC.    2015 MANAGEMENT INFORMATION CIRCULAR

Loretta Anne Rogers(6) Age: 75 Toronto, Ontario Canada Director Since: 1979 (36 years) Non-Independent		Mrs. Rogers serves as a Corporate Director and is a member of the Advisory Committee of the Rogers Control Trust.(4) Mrs. Rogers is President of the Canadian Lyford Cay Foundation and a member of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation and The Bateman Foundation. Mrs. Rogers holds a B.A., University of Miami, an honourary Doctorate of Laws, University of Western Ontario, and an honourary Doctor of Laws, Ryerson University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		13 of 14	93%	Nil

		Combined Total		13 of 14	93%
		Skills and Experience: director(3)

Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	2,000	55,605	66,396	$5,321,323	6.0	Yes	81.9
2015	2,000	40,245	72,937	$5,145,784	6.0	Yes	79.2
Change	Nil	-15,360	6,541	$-175,539
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					108,955,644	472,950	109,428,594
Percentage of votes					99.57%	0.43%	100%

Martha Loretta Rogers(6) Age: 42 Toronto, Ontario Canada Director Since: 2008 (7 years) Non-Independent		Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust.(4) She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers is a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, RYOT.org and is Chair of Global Poverty Project Canada.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		13 of 14	93%	Nil

		Combined Total		13 of 14	93%
		Skills and Experience: director(3)

Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	200	602,210	20,928	$26,740,654	6.0	Yes	411.4
2015	200	602,210	25,548	$27,721,437	6.0	Yes	426.5
Change	Nil	Nil	4,620	$980,783
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					108,955,444	473,150	109,428,594
Percentage of votes					99.57%	0.43%	100%

2015 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    17

Melinda Mary Rogers(6) Age: 44 Toronto, Ontario Canada Director Since: 2002 (13 years) Non-Independent		Ms. Rogers has been Founder of Rogers Venture Partners since September 2011. Ms. Rogers is the Control Trust Vice-Chair and a member of the Advisory Committee of the Rogers Control Trust.(4) Ms. Rogers joined Rogers Communications Inc. in 2000 as Vice President, Venture Investments and has also served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. In addition to her role within RCI, Ms. Rogers has served as a board member and advisor for a number of companies. She is currently the Chairman of the Jays Care Foundation, and is a director of The Governing Council of the University of Toronto, and Next Issue Media. Prior to joining Rogers, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario and an M.B.A. from Joseph L. Rotman School of Business at the University of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		13 of 14	93%	Nil
		Nominating		2 of 2	100%
		Pension		2 of 3	67%
		Finance		5 of 6	83%

		Combined Total		22 of 25	88%
		Skills and Experience: telecommunications, finance, director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	200	603,960	4,072	n/a	n/a	n/a	n/a
2015	200	603,960	4,202	$26,838,700	6.0	Yes	412.9
Change	Nil	Nil	130	$26,838,700
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					108,955,504	473,030	109,428,594
Percentage of votes					99.57%	0.43%	100%

Charles Sirois Age: 60 Montreal, Quebec Canada Director Since: 2012 (3 years) Independent		Mr. Sirois has served as Lead Director of the Company since April 2014. Mr. Sirois is Chair of the Board of the Canadian Imperial Bank of Commerce and Chair of the Fondation de l’entrepreneurship. Mr. Sirois is also Chairman of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder, and Founder and Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering individual entrepreneurs in the developing world. He is also Founding Partner of Tandem Expansion Fund, a private investment fund focused on growth capital for high potential Canadian technology companies. Mr. Sirois has extensive experience in telecommunications, having held senior positions at BCE Mobile Communications and Teleglobe and having founded and held senior positions at Microcell Telecommunications and Telesystem International Wireless. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Masters degree in Finance from Université Laval, as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Université Laval and École de technologie supérieure. Mr. Sirois received the Order of Canada in 1994 and was appointed knight of the Ordre national du Québec in 1998. In 2010, he was inducted into Canada’s Telecommunications Hall of Fame. He is also a recipient of the Queen Elizabeth II Diamond Jubilee Medal.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		14 of 14	100%	Canadian Imperial Bank of
		Finance		5 of 5	100%	Commerce
		Corporate Governance		1 of 1	100%	(TSX/NYSE:CM)

		Combined Total		20 of 20	100%
		Skills and Experience: telecommunications, senior executive(1), director(3)
Equity Ownership:
Year	Class A Shares	Class B Non-Voting Shares	DSUs	Equity at Risk(2)	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of 2014 Cash Retainer
2014	Nil	3,940	7,530	$491,687	6.0	Yes	7.6
2015	Nil	3,940	13,670	$788,533	6.0	Yes	7.5
Change	Nil	Nil	6,140	$296,846
Voting Results of the 2014 Annual and Special General Meeting of Shareholders:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,424,457	4,137	109,428,594
Percentage of votes					100%	0.00%	100%

18    ROGERS COMMUNICATIONS INC.    2015 MANAGEMENT INFORMATION CIRCULAR

Notes:

(1)	Senior officer or Chair of the Board of a major organization.
(2)	Equity at Risk is determined by adding the value of Class A Shares, Class B Non-Voting Shares and DSUs beneficially owned. Certain directors have control or direction over Class B Non-Voting Shares which are not reported here and are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Non-Voting Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 2, 2015, which was $45.30 and $44.11, respectively. The value of DSUs is the fair market value of a DSU on March 2, 2015, calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before March 2, 2015 which was $44.97. For 2014, Equity at Risk was calculated using the value of the Class A Shares and Class B Non-Voting Shares determined on March 3, 2014, which was $45.40 and $42.90, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before March 3, 2014, which was $42.85.
(3)	Director of another major public, private or non-profit organization.
(4)	Voting control of the Company is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders”, above.
(5)	Including crown corporations and educational institutions.
(6)	Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders”, above.
(7)	Mr. MacDonald and Mr. Burch each have five years to attain the required ownership. For additional information, please see “Share Ownership Requirements” under Director Compensation.
(8)	Class A shares are held by a trust of which Mr Horn is a trustee.

Each of the proposed nominees other than Ms. Brooks is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

2. APPOINTMENT OF AUDITORS

KPMG LLP have been our external auditors for over thirty years. They were re-appointed at our Annual and Special General Meeting of the Shareholders of the Company on April 22, 2014.

Upon the recommendation of the Audit Committee and approval by the Board, management proposes that KPMG LLP be re-appointed as auditors of the Company. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

Auditors’ Fees	2014		2013
	($)%		($)%
Audit Fees(1)	5,453,800	77.8	5,914,250	65.4
Audit-Related Fees(2)	695,365	9.9	751,829	8.3
Tax Fees(3)	381,350	5.5	1,418,628	15.7
All Other Fees(4)	476,264	6.8	957,571	10.6
Total	7,006,779	100	9,042,278	100

Notes:

(1)	Consist of fees related to audits in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements and consultations related to accounting matters impacting the consolidated financial statements.
(2)	Consist mainly of pension plan audits, audits and reviews of subsidiaries for statuatory or regulatory reporting, French translation of certain filings with regulatory authorities, and other specified procedures engagements.
(3)	Consist of fees for tax consultation and compliance services, including indirect taxes.
(4)	Consist mainly of fees for operational advisory and risk management services.

2015 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    19

Executive Compensation

20    ROGERS COMMUNICATIONS INC.    2015 MANAGEMENT INFORMATION CIRCULAR

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

On behalf of the Human Resources Committee (in this Executive Compensation section, the Committee) and the Board of Directors, we are pleased to provide an overview of our key accomplishments, highlight changes to compensation, as well as describe how our 2014 executive compensation aligns with our performance for the year and rewards our management team. Further details are provided in the Compensation Discussion & Analysis that follows.

Key Accomplishments

2014 continued to be a challenging year for our industry, but we managed to make solid progress towards our long-term objectives. We are confident that the accomplishments highlighted below, will serve to position Rogers for success in the upcoming years.

New Strategic Plan

•      Unveiled Rogers 3.0, a multi-year, seven-point plan in May 2014 that reflects our strategic assessment, feedback from thousands of customers, employees, shareholders and a number of other stakeholders. The plan builds on Rogers unrivaled asset mix and the underlying strengths of the Company to improve customer experience, reaccelerate growth and better capitalize on opportunities for growth and innovation.

•      Completed a structural reorganization under the Rogers 3.0 plan to enhance service, accountability and agility by structuring teams around our customers and removing management layers to ensure that senior leadership is closer to customers and front-line employees. We hired executive leaders with significant experience to fill key senior management roles and have begun executing our new Rogers 3.0 plan.

Strategic Initiatives and Enterprise Priorities

•      Acquired two 12 MHz contiguous blocks of 700 MHz wireless “beachfront” spectrum across the country;

•      Deployed Rogers’ 2014-2015 NHL national broadcast schedule;

•      Launched new products and services such as shomi and Roam Like Home; and

•      Partnered with VICE Media to deliver Canadian-made news and entertainment programming through VICE Canada starting in 2015.

Employee Engagement

•      Employee engagement scores remained at “best in class” levels;

•      Named one of Canada’s Top 100 Employers for a second consecutive year; and

•      Recognized as one of 50 Most Engaged Workplaces in North America by Achievers. The Achievers 50 Most Engaged Workplaces looks at companies that display leadership and innovation in engaging their workplaces.

2015 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    21

Financial Performance

•      Our management team delivered on their financial guidance targets in what continue to be highly competitive and regulatorily intense markets.

•      Consolidated revenue increased by 1% this year, reflecting revenue growth of 2% in Business Solutions and 7% in Media. Wireless revenue was stable with the impact of continued adoption of the customer-friendly Rogers Share Everything Plans, which generate higher ARPU, offset by lower roaming revenue. Cable revenue was stable as the increase in Internet revenue was offset by decreases in Television and Phone revenue. Media revenue increased as a result of the NHL licensing agreement, growth at Sportsnet, and higher revenues at The Shopping Channel, the Toronto Blue Jays, and Radio, partially offset by continued softness in conventional broadcast TV and print advertising.

•      Consolidated adjusted operating profit increased 1% this year to $5,019 million, with consolidated adjusted operating profit margins of 39.1%, resulting from higher revenue offset by higher operating expenses in Cable and Media. Adjusted net income was 13% lower compared to 2013, mainly from higher depreciation and amortization, and higher finance costs, partially offset by lower income taxes.

•      Free cash flow decreased 7% this year to $1,437 million as a result of higher property, plant and equipment expenditures and higher interest on our borrowings, partially offset by higher adjusted operating profit and lower cash income taxes. Similarly, our cash flow from operations decreased 7% this year to $3,689 million.

Relative Performance	• Comparative total shareholder return while down 2% in 2014, was up 30% over the 2012 – 2014 period.

Rogers Reorganization

Guy Laurence was appointed President and Chief Executive Officer (CEO) in December 2013. He travelled around the country to meet with employees and external stakeholders, and held extensive consultations with the Company’s leaders to get a clear understanding of our strengths and opportunities. Following his consultations, and in conjunction with the Executive Leadership Team (ELT), he launched Rogers 3.0 – a comprehensive restructuring program with the aim of realigning the Company to meet its long-term objectives.

The reorganization across the Company was successfully launched and implemented in four months with the goal of streamlining the organization. A major component of this reorganization was to restructure Rogers into a customer centric organization. To support this objective, some management layers were removed. The ELT underwent changes as well with key roles added to the team. This transformation is intended to enable the Company to be more agile and responsive to our customers’ needs.

Changes to Compensation Programs for 2014

For 2014 we made the following changes to our compensation programs to further align with the new business strategy and leading governance and market practices as well as to reinforce the pay for performance strategy:

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•

The weighting given to the financial metrics in the Company wide Short Term Incentive Program (STIP) were inverted to increase the focus on revenue generation, while still retaining the minimum adjusted operating profit threshold requirement before a payout occurs.

•

To encourage executive level leaders to own shares in Rogers as a demonstration of their personal commitment to deliver on the Rogers 3.0 plan and value to shareholders, existing share ownership guidelines were extended to all Vice President level leaders and above effective January 1, 2015, and a one-time three year matching program was introduced where a portion of all STIP and Long Term Incentive Program (LTIP) grants that executives elect to defer into Deferred Share Units (DSUs) will be matched by the Company.

•

The Supplementary Executive Retirement Plan (SERP) was amended to allow for vesting of plan participants with three years of service and to include target bonus in the pensionable earnings formula after 2017, up to a capped amount.

•

The Committee reviewed and revised the criteria and companies in our Executive Compensation peer group to ensure ongoing alignment with the Company’s talent strategy. The new peer group will ensure there is robust data with which to benchmark our executive population.

•

For the 2015 performance year, to reinforce our focus on the customer, we are introducing Net Promoter Score as a measure in the STIP that will help the Committee better assess performance and alignment with our strategy.

•

We have updated the measures of the Performance Restricted Share Unit (PRSU) plan for 2015 to reflect our go-forward strategy. We will be introducing Relative Total Shareholder Return (TSR) in addition to our current three year cumulative free cash flow metric. At the same time, we are increasing the performance risk in the plan by expanding our payout range from 50% – 150% to 30% – 170%. This maintains an appropriate level of performance risk in the long term incentive plan overall with the removal of the share price hurdles from our 2015 Stock Option plan awards, which is consistent with market practice. As part of his annual long term incentive plan award, the CEO will continue to receive 50% in Performance Stock Options and 50% in Performance Restricted Share Units, based on the same performance measures as other NEOs, and the payout range will remain 50% – 150%.

2014 Pay for Performance

Primary performance metrics that drive Rogers performance are also the focus of our incentive programs including: revenue, adjusted operating profit and free cash flow. The CEO and the Committee also consider performance against Strategic Objectives as determined by achievement on key enterprise priorities and performance relative to competitors, to determine the final STIP pool.

The year continued to present many industry and regulatory challenges, along with increased competition. As a result, the final bonus pool was set at 68.6% of the target pool, and individual employee bonus amounts were determined based on team and individual performance. Following the Company reorganization, and the launch of some critical initiatives, the foundation was laid in 2014 to begin executing on the Rogers 3.0 strategic plan.

The Talent Agenda

The integration between the talent management, succession, and compensation programs is a critical priority for enabling the organization to attract, retain, and motivate the right talent, and to take the organization forward and deliver on our customer and shareholder commitments. As

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part of the launch of our new strategy and reorganization, we continued to review and discuss the progress on our executive development and succession plans. We also supported the CEO in re-shaping his Executive Leadership Team. The Committee will work closely with the CEO and the management team to further align the talent agenda with the organization’s business strategy.

2015 Priorities

In 2015, the Committee will continue to ensure that the company supports a strong pay for performance culture that aligns management to shareholders. In addition to this, the Committee will continue its focus on key areas of succession planning and talent management to ensure we have the right talent in the right roles in order to execute on our strategy. We will also continue to review our executive compensation programs to ensure they remain competitive with the external market, and that the executive team remains aligned with the business priorities and delivering long-term sustainable value to you, our shareholders. We also work with our independent advisor, Hugessen Consulting Inc., to align with current best practices, governance and regulatory trends. We are committed to continually evolving our compensation programs to ensure they reflect our corporate strategy.

Conclusion

On behalf of the Human Resources Committee and the Board of Directors, we are committed to open and transparent communication with our shareholders and we invite you to review the following sections which provide a more detailed view of our executive compensation programs, methodology, and actual pay for our top executives in 2014.

Alan D. Horn, CPA, CA Chairman of the Board	Isabelle Marcoux Chair, Human Resources Committee

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation of the Company’s Named Executive Officers (NEOs) during the 2014 financial year. In 2014, the team of NEOs included:

Name	Position Title
J. Guy Laurence	President and Chief Executive Officer (CEO)
Anthony Staffieri	Chief Financial Officer (CFO)
Deepak Khandelwal	Chief Customer Officer (CCO)
Nitin Kawale	President, Enterprise Business Unit (EBU)
Robert Bruce(1)	Former President, Consumer Business Unit (CBU)

(1)	Robert Bruce retired from Rogers on December 31, 2014.

Human Resources Committee

The Committee is comprised of four independent directors. John H. Tory served as the Committee Chair until his resignation from the Board in November, 2014. The Committee members at year-end 2014 were Isabelle Marcoux, Chair of the Committee, Stephen Burch and Thomas I. Hull. John A. MacDonald joined the Committee in 2015. Mr. Hull is also a member of the Executive, Finance, and Corporate Governance Committees. Mr. Burch and Mr. MacDonald are members of the Audit Committee. Ms. Marcoux is a member of the Corporate Governance Committee.

All Committee members have a thorough understanding of policies, principles, and governance related to human resources and executive compensation, and the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include former chief executive officer positions of large publicly traded companies, as well as other directorship roles. For more information on the occupations, skills, experience, and independence of each Committee member, please refer to the director profiles contained in this circular.

Role of the Committee

The Committee is responsible for assisting the Board in its oversight of the compensation, development and succession of the Company’s executives (for more information on the Committee’s mandate, please refer to Appendix C to this circular for the full mandate of the Committee or visit the Corporate Governance section of our website at rogers.com/investors).

The Committee met five times during 2014 in order to review key items according to its mandate and annual work plan. The Chair of the Board and members of management, including the CEO, attended the meetings at the invitation of the Chair of the Committee as did the Committee’s independent advisor, Hugessen Consulting Inc. At each meeting there is an in-camera session without management or the independent advisor present. The Committee takes the opportunity at the meetings to meet with their independent advisor, without management. Final approval of some resolutions are made at the in-camera sessions at the end of the meetings, while others are made during the course of the meeting.

Highlights in 2014

The Committee’s decisions about executive compensation policies and practices are made within the context of the Company’s goals of being an industry leading, high-performing

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communications and media company with a superior performance-driven employee culture and commitment to customer satisfaction. To this end, the Committee’s mandate is to oversee management in the attraction, retention and succession of talented and highly motivated people that will excel in a fast-paced and dynamic environment and who have the responsibility of growing the long-term profitability of the Company and increasing financial returns to shareholders.

The following major items were reviewed and approved by the Committee in 2014 among other initiatives:

Topic	Highlights
CEO Performance, Priorities, and Compensation	• Reviewed and approved CEO’s 2014 priorities. • Reviewed the performance of the CEO and recommended approval of his compensation to the Board in respect of 2014.
Succession Planning and Talent Management	• Reviewed the progress on our executive development, succession plans, and talent management plans across the Company.
Senior Executive Performance and Compensation

•       Approved the hiring of new direct reports to the CEO.

•       Determined the compensation arrangements for the CEO direct reports.

•       Discussed the CEO’s annual performance assessments and approved compensation submitted by the CEO for other senior executives.

Compensation Peer Group	• Reviewed and approved changes to the Company’s executive compensation benchmarking peer group.
Compensation Plan Design

•       Reviewed the extent to which performance measures for 2014 were achieved and approved funding levels for executive and broad-based employee incentive plans based on this achievement.

•       Reviewed and approved management’s recommendation to extend the existing share ownership guidelines to all executives at and above the Vice President level.

Governance	• Were informed of regulatory and governance updates by the Committee’s independent advisor and by the Chief Legal Officer.
Public Disclosure	• Reviewed and approved this circular.

Talent Management and Succession Planning

A key part of the Committee’s annual work plan is the focus on building talent, deepening bench strength and ensuring that succession plans are in place for the most pivotal roles in the Company. Annually, the CEO provides a comprehensive update to the Committee on the strength and areas to improve the overall executive leadership, including a review of high potential talent and the plans that are in place to both retain and accelerate the development of the Company’s strongest leaders.

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In 2014, the focus was on the Company’s most senior leaders as the CEO worked to re-shape both his team and the most senior leaders of the Company. This included both promoting internal talent and hiring new executive leaders with significant levels and variety of experience to fill key management roles.

In addition, the Company conducted a company-wide employee engagement survey in 2014 to ensure a high level of engagement is achieved for all employees across the organization. Management is accountable to act on the results to strengthen teams and ensure the Company is able to attract, retain and motivate the talent needed to drive success and execute on its plan.

Committee’s Independent Compensation Advisor

The Committee engages an independent advisor that is directly retained, instructed by and reports to the Committee and all work must be pre-approved by the Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions within an effective governance framework.

The independent advisor provides the following services:

•	Attend and contribute at meeting(s), as determined by the Chair;

•	Apprise the Committee of evolving governance trends and best practices;

•	Review all compensation materials in advance of each meeting in order to provide independent advice and counsel on meeting content and recommendations;

•	Present relevant benchmarking analysis to the Committee in order to evaluate the market positioning of key executive roles; and

•	Assist the Chair in preparing performance and compensation recommendations for the CEO.

The Committee engaged Hugessen Consulting Inc. as its independent advisor starting in August 2006. Hugessen Consulting Inc. provides no other services to the Company. Management engages Towers Watson from time to time to provide compensation consulting and services in developing recommendations for the Committee’s review and approval. Towers Watson was first engaged by the Company for this purpose in 2009. Fees paid to Hugessen Consulting Inc. and Towers Watson are listed below:

Advisor	Executive Compensation- Related Fees
	2013	2014
Hugessen Consulting Inc.	$396,891	$216,153
Towers Watson(1)	$106,915	$94,890

(1)	Fees paid to Towers Watson reflect work prepared for management in support of Committee meetings and projects strictly for management.

While the Committee considers the information and recommendations provided by Hugessen Consulting Inc., the Committee ultimately relies upon its own judgement and experience in making compensation decisions.

Compensation Risk Oversight and Governance

In 2014, management engaged Towers Watson to conduct an assessment of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the programs which are likely to have a materially adverse effect on the organization.

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Towers Watson found that Rogers has a responsible and effective approach to risk management and compensation governance, and concluded that all compensation plans are well balanced and do not encourage excessive risk-taking behaviour.

The Committee reviewed the full report and is confident that the Company’s compensation structure is balanced and well governed, and does not encourage risk taking behaviour which is likely to have a materially adverse effect on the Company.

Rogers’ compensation governance practices include, but are not limited to the following:

Share Ownership Requirements

The share ownership requirement is designed to link the interests of executives to those of our shareholders by encouraging executives to hold an ownership position in the Company. In 2014, share ownership requirements were extended to all executives in the Company. The requirements, which must be met within five years, are as follows:

Level	Ownership Requirement (multiple of salary)
CEO	5.0x
CFO	4.0x
Presidents & CxOs	3.0x
EVPs & SVPs	1.0x – 2.0x
VPs	0.5x – 1.0x

To the extent an executive has not satisfied the share ownership requirements, as described above under “Share Ownership Requirements”, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of RSUs which vest at the end of a three year period.

The share ownership requirements of individual NEOs are reviewed at each Committee meeting. The requirements and each participating NEO’s current share ownership levels as at December 31, 2014 are set out below.

NEO	Ownership Requirement		Class B Non- Voting Shares (#)	RSUs / PRSUs (#)	DSUs (#)	Total Value of Equity(1) ($)	Ownership Level (multiple of salary)	Target Date to Meet Requirement
	Multiple of Salary	$ Value Based on 2014 Annual Base Salary
J. Guy Laurence	5.0	$6,000,000	724	154,094	67,326	$6,695,074	5.6	Met
Anthony Staffieri	4.0	$2,700,000	2,259	54,815	0	$1,360,018	2.0	November 1, 2016
Deepak Khandelwal	3.0	$2,100,000	0	62,295	15,574	$3,535,323	5.1	Met
Nitin Kawale	3.0	$1,950,000	0	53,396	13,349	$3,030,277	4.7	Met
Robert Bruce	3.0	$2,160,000	5,729	39,467	0	$1,172,611	1.6	n/a(2)

(1)	Equity is determined by adding the greater of the market value or book value of Class B Non-Voting Shares, RSUs, DSUs and 50% of PRSUs. The market value of equity is determined with reference to the closing price for those shares on the TSX on December 31, 2014, which was $45.17 for Class B Non-Voting Shares.
(2)	Robert Bruce retired from Rogers on December 31, 2014.

CEO Post Retirement Hold

The CEO will be required to maintain a minimum share ownership position for a period of one year following retirement or resignation from the Company.

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CEO Recoupment Policy (Claw Back)

There could be a claw back of the CEO’s bonus and LTIP awards within two years in the event of financial restatement due to negligence, misconduct or fraud. Any claw back would be on the amount net of applicable taxes.

Anti-Hedging Policy

Rogers prohibits its reporting insiders from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions or equity monetization, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee.

Executive Compensation Philosophy and Objectives

The Company fosters a “pay for performance” culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are:

•	Attract and motivate talented executives in a competitive environment.

•	Reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance).

•	Align compensation with performance over both the short and long-term.

•	Align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership expectations.

•	Retain high performing executives and encourage their long-term career commitment to the Company through diversity of experience and differentiation of pay.

•	Ensure that our compensation plans align with good governance practices, and do not incent risk taking behaviour beyond the Company’s risk tolerance.

Different performance measures are used for the Company’s STIP and LTIP in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Company’s STIP reflects the Company’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

Benchmarking

In 2014, the Committee approved a new Executive Compensation Peer Group for 2015 to ensure ongoing alignment with the Company’s talent strategy. The approved peer group consists of 21 large Canadian publicly traded companies. These companies were selected on the basis of revenue and market capitalization with representation across industries. To avoid overweighting the sample, the number of financial services and energy companies were capped. As this sample is also used to assess the competitiveness of our broader executive population, the peers were also selected based on their participation in market surveys.

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The Peer Group will be reviewed regularly by management in line with the approved criteria, and any material changes in composition will be subject to the Committee’s review and approval. To determine appropriate pay levels and mix of pay elements, the Company also reviews the pay practices of direct peer companies such as BCE Inc. and TELUS Corporation.

Peer Group
Company	Sector	Total Revenue(1)	Market Capitalization(1)
Agrium Inc.	Materials	$18,578	$15,809
Bank of Montreal	Financials	$16,157	$53,339
Barrick Gold Corporation	Materials	$11,857	$14,586
BCE Inc.	Telecommunication Services	$21,042	$44,733
Bombardier Inc.	Industrials	$23,290	$7,213
Canadian Imperial Bank of Commerce(2)	Financials	$12,439	$39,641
Canadian National Railway Company(2)	Industrials	$12,134	$65,192
Canadian Natural Resources Ltd.	Energy	$16,145	$39,197
Canadian Pacific Railway Limited(2)	Industrials	$6,620	$38,261
Canadian Tire Corp. Ltd.	Consumer Discretionary	$11,786	$10,023
Cenovus Energy Inc.(2)	Energy	$19,642	$18,145
CGI Group Inc.(2)	Information Technology	$10,500	$13,808
Enbridge Inc.	Energy	$37,641	$50,705
Encana Corporation(2)	Energy	$6,223	$11,984
Goldcorp Inc.(2)	Materials	$3,979	$17,509
Husky Energy Inc.	Energy	$24,092	$27,053
Potash Corp. of Saskatchewan Inc.(2)	Materials	$7,534	$34,078
Sun Life Financial Inc.(2)	Financials	$25,764	$25,684
Teck Resources Ltd.	Materials	$8,599	$9,174
TELUS Corporation	Telecommunication Services	$11,927	$25,599
TransCanada Corporation	Energy	$10,185	$40,459
Market Median		$12,134	$25,684
Rogers Communications		$12,850	$23,435

(1)	Financial scope information sourced from S&P Capital IQ. Revenue reflects each company’s last reported financial year end. Market capitalization as of December 31, 2014.
(2)	Represents a new peer company for 2015 that was not included in the 2014 peer group. Other companies that were in the 2014 peer group but were replaced for 2015 include Blackberry, Imperial Oil Ltd., and Talisman Energy Inc.

Positioning of Executive Compensation

The Committee follows the philosophy of generally positioning our target total direct compensation (salary + target bonus + target long-term incentives) of the NEOs around the median of the competitive market data.

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To ensure a strong link between pay and performance, this is further reinforced by providing the following:

•	Below median pay for performance below target

•	Median pay for target performance

•	Above median pay for above target performance

•	Up to top quartile pay for top talent with above target performance

In determining the appropriate level and mix of pay for the NEOs, the Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience and performance of the particular NEO. Compensation for an executive may be set above median to reflect the strategic importance of the role within the Company, market conditions, as well as individual experience, sustained performance in role and future potential.

Target Total Direct Compensation Mix

The executive compensation program is comprised of six elements, including salary, short-term incentives, long-term incentives, pension, benefits, and executive perquisites.

The Company’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at risk’ pay), which are strongly influenced by the individual’s performance as well as the Company’s business results.

Target total direct compensation mix for 2014 included:

Name	Salary	Target STIP		Target Total Cash Comp.	Target LTIP		Target Total Direct Comp.
		% of Salary	$ Value		% of Salary	$ Value
J. Guy Laurence	$1,200,000	125%	$1,500,000	$2,700,000	470%	$5,640,000	$8,340,000
Anthony Staffieri	$675,000	100%	$675,000	$1,350,000	200%	$1,350,000	$2,700,000
Deepak Khandelwal(1)	$700,000	100%	$700,000	$1,400,000	250%	$1,750,000	$3,150,000
Nitin Kawale(1)	$650,000	100%	$650,000	$1,300,000	200%	$1,300,000	$2,600,000
Robert Bruce	$720,000	100%	$720,000	$1,440,000	200%	$1,440,000	$2,880,000

(1)	Reflects 2015 Target Total Direct Compensation as Mr. Khandelwal and Mr. Kawale were not eligible for the 2014 STIP or LTIP awards.

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Elements of Compensation

To ensure a balanced approach to compensation and a focus on both short and long-term objectives, Rogers NEOs are paid based on a combination of elements as described below:

Element	Design Summary	Purpose
Fixed Compensation
Base Salary	• Fixed rate of pay. • Individual salary based on competitive market for talent, individual experience and sustained performance and potential.	• Reflects the market value of skills, experience and individual contribution
Benefits & Perquisites

•   Generally consistent with broader market practice, NEOs receive an executive allowance and executive disability insurance that provides coverage for the amount of the NEOs’ salary above the amount covered by the general disability plan.

• To attract and retain exceptional talent • Provides market-comparable benefits
Performance-Based / At-Risk Compensation
Short-term Incentive Plan (STIP)

•   Multiplicative design based on Corporate, Team and Individual performance. For 2014 this included:

•   Corporate factor based on revenue (65% weighting) and adjusted operating profit (35% weighting). Revenue excludes equipment revenue for wireless. Adjusted operating profit is calculated before corporate STIP expense.

•   Team factor based on business unit specific objectives.

•   Individual factor based on annual personal objectives.

•   Corporate, team and individual performance factors can vary between 0% and 150% of target. Overall, each NEO has the opportunity to receive up to 200% of their target STIP.

• Motivates achievement of key corporate, team and individual goals • Provides a strong link between overall performance of the Company, team and individual
Long-term Incentive Plan (LTIP) (See the “Summary of Long-term Incentive

•   Annual LTIP grants for NEOs and other Senior Executives include a mix of two vehicles: Performance Stock Options and Performance Restricted Share Units.

•   All executives and directors below the Senior Executive Level receive long-term incentives (LTI) in the form of Restricted Share Units (RSUs).

• To motivate executives to achieve long-term success (i.e., growth in free cash flow, share price appreciation,

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Element	Design Summary	Purpose
Plans” section for detailed information)	Performance Stock Options (PSOs) • In addition to a time-vesting requirement, pre-established share price performance targets must be met for vesting to occur.	and maximizing overall shareholder returns) and to align executive and shareholder interests • Enables executives to participate in the growth and development of the Company

Performance Restricted Share Units (PRSUs)

•   PRSUs have one year and three year cumulative free cash flow targets which determine the number of units that will vest and pay out at the end of the three year performance period. Vesting can range from 50% – 150% of target.

Deferred Share Units (DSUs)

•   DSUs are granted on a selective basis, typically as part of on-hire compensation.

•   DSUs track the price of Rogers Class B Non-Voting Shares, and when dividends are paid additional DSUs are credited to the participant’s DSU account. They may be redeemed for cash only after termination of employment with the Company for any reason.

•   Select executives (including NEOs) may defer vested PRSUs into DSUs.

Pension and Share Ownership Programs
Defined Benefit Pension & SERP (See “Pension Plan Benefits” section for detailed information)

•   NEOs participate in the Company’s Defined Benefit Pension Plan (the “DB Plan”), consistent with other employees of the Company.

•   Certain senior executives participate in a defined benefit supplemental executive retirement plan (SERP) that provides benefits in excess of those provided in the DB Plan as a result of the limits under the Income Tax Act (Canada).

•   NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements.

• To retain exceptional talent • Provides a competitive retirement plan • Rewards service to the Company
Employee Share Accumulation Plan (ESAP)

•   NEOs, along with all other employees of the Company, can participate in the Employee Share Accumulation Plan.

•   An employee may elect to participate by making contributions up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000.

•   Rogers contributes to each participating employee’s account an amount equal to:

–   25% of the aggregate contributions made during the first year of ESAP membership,

• To align with shareholder interests • Provides a benefit for all employees to become an “owner” of the Company

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Element	Design Summary	Purpose
– 33% of the aggregate contributions made during the second year of ESAP membership, and – 50% of the aggregate contributions made after the second year of ESAP membership.

Compensation Decisions for 2014

Input from Management

The Committee engages in active discussions with, and considers recommendations from the CEO concerning:

•	Base salaries considering internal pay equity among executives,

•	Participation in the incentive programs and award levels,

•	Performance metrics in the incentive programs,

•	Performance targets, at the corporate, team and individual levels for the coming year, where applicable, and

•	Actual achievement of performance against pre-determined targets.

The Company’s Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Committee, which includes the recommendations of the CEO. The Committee also seeks input from their independent compensation advisor throughout the process, in reviewing and assessing such recommendations.

Salary

Salaries are reviewed annually and adjusted by the Committee, with input from the CEO in respect of other NEOs. The Committee approved a mid-year salary increase for the CFO in 2014, and a further increase for 2015 to recognize his contributions and to align with market peers.

Name	2013 Salary	2014 Salary	Increase %	2015 Salary	Increase %
J. Guy Laurence	$1,200,000	$1,200,000	0%	$1,225,000	2.0%
Anthony Staffieri	$600,000	$675,000	12.5%	$700,000	3.7%
Deepak Khandelwal(1)	n/a	$700,000	n/a	$700,000	0%
Nitin Kawale(1)	n/a	$650,000	n/a	$650,000	0%
Robert Bruce(2)	$720,000	$720,000	0%	n/a	n/a

(1)	Messrs Khandelwal and Kawale were hired effective November 10, 2014 and December 1, 2014 respectively.
(2)	Mr. Bruce retired from Rogers effective December 31, 2014.

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Short-term Incentive Plan (STIP)

The following pages summarize how the STIP pool is established and provides details on targets and actual performance results for the NEOs for 2014, as well as targets for 2015.

For 2014 and 2015 the following targets (as percentages of base salary) were approved for each NEO:

NEO	2014 STIP Opportunity (as a % of Salary)			2015 Target
	Minimum	Target	Maximum
J. Guy Laurence	0%	125%	250%	125%
Anthony Staffieri	0%	100%	200%	100%
Deepak Khandelwal(1)	n/a	n/a	n/a	100%
Nitin Kawale(1)	n/a	n/a	n/a	100%
Robert Bruce(2)	0%	100%	200%	n/a

(1)	Messrs Khandelwal and Kawale were hired effective November 10, 2014 and December 1, 2014 respectively, and were not eligible to receive an award under the 2014 STIP.
(2)	Mr. Bruce retired from Rogers effective December 31, 2014.

STIP Design

Actual STIP payouts are based on a combination of corporate, team and individual performance, as illustrated below.

Target Award Salary x Target Bonus	×	Corporate Performance • Revenue (65%) • Adjusted Operating Profit (35%) • Overall assessment of corporate performance Performance Score: 0 – 150%	×	Team Performance • Business segment-specific objectives Performance Score: 0 – 150%	×	Individual Performance • Annual individual objectives Performance Score: 0 – 150%	=	Individual Payout 0% – 200% Payout

Step 1: Determining Corporate Performance Score and Pool Funding

Adjusted operating profit and revenue target levels and ranges are calibrated by management and approved by the Committee at the beginning of the performance year. Under the terms of the plan, a threshold level of adjusted operating profit must be achieved in order for any payout to occur.

In addition, to further align financial, operational and customer service performance, the Company includes progress against Company priorities and achievement relative to competitors in its assessment of overall Corporate performance. The Committee evaluates the achievement against these objectives and considers whether adjustments to the formulaic Corporate performance factor are appropriate. If appropriate, the Committee may adjust the formulaic result by + / – 25%.

Calculation of the Corporate performance score, including any adjustments made to the formulaic result by the Committee also determines the funding of the overall STIP pool. The target pool (defined as the sum of individual target bonuses plus a pre-determined percentage used for performance differentiation purposes) is multiplied by the Corporate performance score to determine the overall STIP pool available for distribution.

In 2014 the Company achieved below target results for both revenue and adjusted operating profit, resulting in a calculated Corporate performance factor of 68.6%. The Committee reviewed

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the Company’s progress against its priorities and assessed overall performance relative to competitors. The Committee was satisfied that the Corporate factor of 68.6% reflected overall performance and did not further adjust the formulaic result.

Corporate Measures	Threshold (95% of Target)	Target (100%)	Stretch (105% of Target)	Actual	Performance Score	Calculated Payout
Revenue(1)(3) (65% weight)	$11,893,148	$12,519,103	$13,145,058	$12,288,023	98.2%	41.0%
Adjusted Operating Profit(2)(3) (35% weight)	$4,897,977	$5,155,766	$5,413,554	$5,101,266	98.9%	27.6%
Financial Performance Achievement (% of Target) =						68.6%
Final Corporate Performance Factor =						68.6%

(1)	Revenue excludes equipment revenue for wireless.
(2)	Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in the Company’s 2014 Annual Report for information about this measure, including how we calculate it.
(3)	The payout for each measure is calculated on a linear basis for values between threshold and target and between target and stretch. Adjusted operating profit is calculated before corporate STIP expense.

Step 2: Determining Team Performance Score

In 2014, the Company realigned teams to better serve our customers and undertook the launch of a new strategy. The CEO evaluated the performance of each team based on his assessment of their progress against the Rogers 3.0 strategy and the resulting Team ratings did not exceed 100%. Among the NEOs, Mr. Staffieri’s team component was based on the performance of the Finance function. Mr. Bruce’s team component was based on the performance of the Consumer Business Unit.

Step 3: Determining Individual Performance Score

Each NEO is assessed and their bonus is adjusted based on their individual performance against objectives during the year. For 2014, the CEO reviewed the individual performance of each NEO direct report and made a recommendation to the Committee for approval. The individual performance of the CEO was reviewed by the Committee.

In its assessment of individual performance, the Committee recognized that the NEOs and broader executive leadership team had undertaken a significant re-engineering of the core business in 2014 in line with the Rogers 3.0 strategy to better serve customers and position the Company for future growth. The Committee evaluated individual NEO performance based on the Company’s progress against the Rogers 3.0 priorities, the highlights of which are outlined below.

Rogers 3.0 Priority	2014 Highlights
Be a Strong Canadian Growth Company	• Focused on value based management of customers. • Launched NHL, shomi and Game Centre Live.
Overhaul the Customer Experience

•  Created a unified team focusing solely on customer experience.

•  Reduced annual customer complaints by more than 30% from the previous year, as reported by the federal Commissioner for Complaints for Telecommunications Services (CCTS).

•  Launched Roam Like Home.

•  Introduced Net Promoter Score as an overall measurement of customer experience.

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Rogers 3.0 Priority	2014 Highlights
Drive Growth in the Business Market	• Created an Enterprise group focused solely on growth in the Small, Medium and Large business markets. • Designed a comprehensive strategy to deliver on growth objectives in each market.
Invest in and Develop our People

•    Removed several levels of management, while increasing average manager span.

•    Recognized as one of Canada’s top employers for the second straight year by Canada’s Top 100 Employers.

•    Developed a new Employee Experience Committee focused on development and workplace transformation.

•    Invested in a new employee on-boarding experience, management development and employee training programs.

Deliver Compelling Content Everywhere

•    Successfully launched NHL season as exclusive rights holder to broadcast all national live hockey games within Canada on all platforms.

•    Delivered key value added services such as Game Centre Live, GamePlus and shomi.

Focus on Innovation and Network Leadership

•    Secured “beachfront” spectrum consisting of two 12 MHz blocks of contiguous, paired lower 700 MHz band spectrum covering the vast majority of the Canadian population.

•    Continued expansion of Canada’s first wireless LTE 4G broadband network.

Go to Market as One Rogers	• Developed a three brand positioning model focusing on market segments and value propositions. • Aligned to go to market with our products and services in more disciplined and coordinated ways.

A summary of awards for each NEO is provided in the table below:

NEO	Target STIP Award	Corporate Factor	Team Factor	Individual Factor	Actual STIP Award
J. Guy Laurence	$1,500,000	68.6%	n/a	125%	$1,286,250
Anthony Staffieri(1)	$645,000	68.6%	100%	125%	$553,087
Deepak Khandelwal(2)	n/a	n/a	n/a	n/a	n/a
Nitin Kawale(2)	n/a	n/a	n/a	n/a	n/a
Robert Bruce	$720,000	68.6%	100%	100%	$493,920

(1)	Mr. Staffieri’s target STIP award reflects his salary adjustment in 2014.
(2)	Messrs Khandelwal and Kawale were hired effective November 10, 2014 and December 1, 2014 respectively.
(3)	Mr. Bruce retired from Rogers effective December 31, 2014.

Long Term Incentive Plan Awards for 2014

The Company’s LTIP is intended to strengthen the alignment between the interests of the shareholders, the organization and the executives while enabling executives to participate in the growth and development of the Company. A material portion of the eligible NEOs total direct compensation opportunities are in the form of long term incentives, consistent with the Company’s compensation philosophy.

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Award Values for 2014

At the beginning of each fiscal year, the Committee approves the value of LTIP awards to be granted, and with the exception of the CEO’s LTIP, the Committee receives recommendations from the CEO and reviews these recommendations with their independent compensation advisor. Typically, the Committee does not take previous grants or length of service into account when setting new grants. In the case of exemplary individual performance during the year, a new hire or a promotion, the Committee may approve an award in excess of the targeted annual grant level based on their assessment of the rationale provided by the CEO.

The table below summarizes the target and actual LTIP grant levels for NEOs for 2014.

NEO	2014 Target (% of base salary)	2014 Actual (% of base salary)	2015 Target (% of base salary)
J. Guy Laurence	470%	470%	470%
Anthony Staffieri	200%	200%	200%
Deepak Khandelwal(1)	n/a	n/a	250%
Nitin Kawale(1)	n/a	n/a	200%
Robert Bruce(2)	200%	110%	n/a

(1)	Messrs Khandelwal and Kawale were hired effective November 10, 2014 and December 1, 2014 respectively. Their sign-on awards are excluded above, but are detailed in the Summary Compensation Table.
(2)	Mr. Bruce was awarded LTI in line with his 2013 grant in light of his retirement from Rogers effective December 31, 2014.

Mix of LTIP Vehicles for 2014

For 2014, Mr. Laurence received LTI in the form of 50% PSOs and 50% PRSUs. Mr. Staffieri and Mr. Bruce received their LTI in the form of 25% PSOs and 75% PRSUs. These vehicles provide incentive to achieve performance measures that are aligned with increasing long-term shareholder value.

Mr. Khandelwal received sign-on awards of RSUs and DSUs with a total value of $3,500,000. One-half of Mr. Khandelwal’s RSUs and DSUs vest in six months, and the remaining RSUs and DSUs vest in eighteen months from the date of grant. In addition, Mr. Kawale received sign-on awards of RSUs and DSUs with a total value of $3,000,000. Mr. Kawale’s RSUs and DSUs vest equally on each of the first three anniversaries from the date of grant. All sign-on awards were made to offset a portion of the value Mr. Khandelwal and Mr. Kawale forfeited with their previous employers, respectively.

All executives and directors below the Senior Executive level receive LTI in the form of RSUs. For detailed information on the design features and provisions of the LTIP vehicles see the “Summary of Long-Term Incentive Plans”.

Performance Stock Options

In addition to a time-vesting requirement, pre-established share price performance targets must be met in order for vesting to occur. The 2014 awards were made over two grant dates. The share price performance targets for the 2014 grants include:

Proportion of Grant	Vesting Period	Share Price Target
		March 3, 2014 Grant	June 2, 2014 Grant
25%	1 year	$44.9950	$46.8208
25%	2 years	$47.2448	$49.1618
25%	3 years	$49.6070	$51.6199
25%	4 years	$52.0874	$54.2009

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Performance Restricted Share Units

In January 2015, the Committee reviewed the Company’s performance against its free cash flow targets and approved a payout score of 82.9% of target for PRSU awards granted in March 2012.

	Annual			Cumulative
	2012	2013	2014	2012-2014
Free Cash Flow Target ($ Billions)(1)	$2.690	$2.857	$3.138	$8.685
Free Cash Flow Achievement ($ Billions)(1)(2)	$2.651	$2.753	$2.653	$8.057
Payout %	95.2%	87.9%	50.0%	88.0%
Weighting	16.67%	16.67%	16.67%	50.0%
Total Payout %				82.9%

(1)	For the purposes of the PRSU plan free cash flow is defined as adjusted operating profit less spending on property, plant and equipment. Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” in the Company’s 2014 Annual Report for information about this measure, including how we calculate it.
(2)	2014 free cash flow achievement triggered a minimum payout of 50% for that year.

Mix of LTIP Vehicles for 2015

The Committee reviewed the long-term incentive plan design in 2014 and determined that changes to the LTI mix and performance measurement approach were warranted. For 2015 awards, the CEO will continue to receive LTI in the form of 50% Performance Stock Options and 50% PRSUs. All other NEOs will receive LTI in the form of 25% Stock Options and 75% PRSUs. In addition, the Committee approved new performance measures. Specifically, the 2015 PRSU grant will be measured based on 50% three year cumulative free cash flow targets and 50% TSR relative to key competitors. The Committee also approved expanding the payout range for the 2015 PRSU grant for NEOs, except for the CEO. Payouts can range from 30% – 170% of target. The payout range for PRSUs was expanded to ensure that at least one-half of LTI awards will remain completely performance-contingent.

These plan design changes were made to more closely align with peer market practice, including a focus on relative performance measurement, and reflect the company’s objective of delivering long-term value to shareholders through share price appreciation and dividends.

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Performance Graph

The following graph illustrates the change in value of $100 invested on December 31, 2009 (5 years ago) in:

•	Class A Shares (RCI.A)

•	Class B Non-Voting Shares (RCI.B)

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite)

The graph also includes a NEO Total Direct Compensation Index which reflects the change in the sum of the Total Direct Compensation for all NEOs (salary + annual incentive awards + long-term incentive awards) for the past five years.

Indexed Returns for Years Ending
Company / Index	Dec 09	Dec 10	Dec 11	Dec 12	Dec 13	Dec 14
RCI.A	$100.00	$113.25	$130.39	$153.76	$172.08	$165.75
RCI.B	$100.00	$109.62	$129.19	$154.57	$170.84	$167.33
S&P/TSX Composite Total Return Index	$100.00	$117.56	$107.26	$114.94	$129.91	$143.60
NEO Total Direct Compensation Index[1]	$100.00	$101.07	$86.15	$86.08	$96.83	$115.73

(1)	In 2014 the amounts included for Mr. Khandelwal and Mr. Kawale represent their target total direct compensation amounts of $3,150,000 and $2,600,000 respectively.

In 2013 Mr. Laurence’s sign-on LTI of $11,820,000 and sign-on bonus of $750,000 are excluded from the NEOs Total Direct Compensation. Mr. Mohamed’s retirement payment of $17,242,636 was also excluded.

Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

Aggregate compensation of the NEOs decreased from 2010 to 2012 while the market price of the Company’s shares increased. In 2010, both share prices increased relative to 2009 while NEO compensation remained flat. In 2011, while share prices increased, NEO compensation declined, which reflects, in part, a new mix of NEOs as well as reduced incentive plan outcomes. In

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2012, the Company’s share prices continued to increase while NEO compensation showed no material change over 2011. In 2013, the Company’s share price increased further and NEO compensation increased nominally while remaining below 2009 levels. In 2014, the share price decreased in response to significant competitive and regulatory pressures. NEO compensation increased over this period, which reflects a number of new NEO hires.

Overall, the Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the Company’s performance over the prior five year period.

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SUMMARY COMPENSATION TABLE

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2012, 2013 and 2014.

Name and Principal Position	Year	Salary ($)	Share Based Awards ($)(1)	Option Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)(4)	All Other Comp(5)	Total Comp
					Annual Incentive Plans(3)	Long- Term Incentive Plans
J. Guy Laurence President and CEO(6)(9)	2014	1,200,000	2,820,116	2,820,030	1,286,250	Nil	600,605	262,147	8,989,148
	2013	69,231	6,810,000	5,010,000	Nil	Nil	54,933	755,833	12,699,997
	2012	—	—	—	—	—	—	—	—
Anthony Staffieri Chief Financial Officer	2014	645,000	1,289,688	337,508	553,087	Nil	137,816	825,840	3,788,939
	2013	600,000	900,615	300,011	631,069	Nil	111,960	19,909	2,563,564
	2012	600,000	330,255	329,970	634,800	Nil	89,033	18,972	2,003,030
Deepak Khandelwal Chief Customer Officer(7)	2014	80,769	3,500,000	—	Nil	Nil	16,576	503,391	4,100,736
	2013	—	—	—	—	—	—	—	—
	2012	—	—	—	—	—	—	—	—
Nitin Kawale President, Enterprise Business Unit(8)	2014	37,500	3,000,000	—	Nil	Nil	10,450	502,186	3,550,136
	2013	—	—	—	—	—	—	—	—
	2012	—	—	—	—	—	—	—	—
Robert Bruce Former President, Consumer Business Unit	2014	720,000	594,363	198,023	493,920	Nil	295,878	970,993	3,273,177
	2013	720,000	594,416	198,059	605,826	Nil	124,434	12,500	2,255,235
	2012	720,000	396,685	395,964	662,400	Nil	136,497	12,500	2,324,046

Notes to the Summary Compensation Table:

(1)	The amounts shown for compensation purposes reflect the five-day weighted average trading price of Class B Non-Voting Shares on the TSX for the five trading days preceding the grant date. This ensures the compensation award values are not influenced by single day trading volatility. The accounting value of these awards differs slightly as a single-day trading price of Class B Non-Voting Shares preceding the grant date is used. Mr. Staffieri’s 2014 amount includes DSUs that will be granted under the Share Matching Program as he elected to defer 100% of his 2014 bonus into DSUs. See the Share Matching Program in the Elements of Compensation section for additional information on this plan.
(2)	The share prices used for the purposes of determining stock option grants are outlined below:

Share Price for Purposes of:	June 2, 2014	March 3, 2014	Dec 2, 2013	June 17, 2013	March 1, 2013	March 1, 2012
Compensation (5-day average share price preceding date of grant)	$44.5912	$42.8524	$46.8663	$45.4337	$48.5634	$37.9603
Accounting (date of grant)	$44.45	$42.90	$48.02	$45.95	$49.05	$38.03

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The compensation value for all stock option awards is determined using a Binomial model which is a common method for valuing stock options. The amounts disclosed represent the option fair value (compensation value) at the date of grant. The compensation value differs from the accounting value based on different input assumptions applied in the valuation. A reconciliation of compensation and accounting values are provided below.

Inputs	2014		2013		2012
	Compensation	Accounting	Compensation	Accounting	Compensation	Accounting
Valuation Methodology	Binomial	Trinomial	Binomial	Trinomial	Binomial	Trinomial
Share Price Volatility	18.60%	25.74%	18.02%	26.40%	24.43%	27.70%
Dividend Yield	3.63%	4.00%	3.56%	3.30%	3.72%	4.00%
Risk-free Interest Rate	2.72%	1.20%	1.80%	1.20%	1.85%	1.70%
Expected Life	10 years (full term)	n/a	10 years (full term)	n/a	7 Years (full term)	n/a
Value per Option ($ Value)	$7.81	$7.32	$6.94	$9.78	$7.14	$7.79
Difference between Compensation and Accounting Values: Mr. Laurence Mr. Staffieri Mr. Khandelwal Mr. Kawale Mr. Bruce	Compensation value was less than Accounting value - $135,274 - $16,190 n/a n/a - $9,499		Compensation value was less than Accounting value - $2,045,566 - $122,493 n/a n/a - $80,867		Compensation value was greater than Accounting value n/a - $26,432 n/a n/a - $31,707

(3)	Award amounts granted in or before 2014 relate to cash bonuses under the Company’s Annual Incentive Plan and are based on the achievement of pre-established annual performance goals approved by the Board on the recommendation of the Human Resources Committee. Mr. Staffieri elected to defer 100% of his 2014 bonus into DSUs under the Share Matching Program.
(4)	The pension values represent the compensatory change as described in the “Pension Plan Benefits” section of this circular. Pension values reflect the value of the projected pension earned for service from January 1 to December 31 of the respective year.
(5)	The amounts reported for Mr. Laurence include a travel allowance of $156,095, executive allowance of $70,000, $6,250 for the Company’s contribution to the Employee Share Accumulation Plan (ESAP), and amounts related to Mr. Laurence’s relocation and insurance premiums. Mr. Staffieri’s amounts in 2014, 2013 and 2012 reflect taxable contributions to life insurance and AD&D premiums, and ESAP. Mr. Staffieri and Mr. Bruce’s 2014 amounts include retention bonus amounts of $776,700 and $932,040, respectively that were awarded for their performance during the CEO transition process.
(6)	J. Guy Laurence was hired as President and CEO, RCI on December 2, 2013. The amounts in the table above represent his prorated salary for the period of December 2, 2013 to December 31, 2013. Upon hire on December 2, 2013, Mr. Laurence received a prorated 2013 award of 76,814 PRSUs and additional sign-on awards of 30,085 PRSUs and 38,407 DSUs with a total share based award value equal to $6,810,000. In addition, Mr. Laurence received a prorated 2013 grant of 210,389 PSOs and an additional sign-on grant of 537,163 PSOs for a total option based award value equal to $5,010,000. The amount reflected in the All Other Compensation column includes a $750,000 cash signing bonus and Mr. Laurence’s prorated executive allowance amount.
(7)	Deepak Khandelwal was hired as Chief Customer Officer on November 10, 2014. The amounts in the table above represent his prorated salary for the period of November 10, 2014 to December 31, 2014. Upon hire Mr. Khandelwal received sign-on awards of 61,673 RSUs and 15,418 DSUs with a total share based award value equal to $3,500,000. One-half of Mr. Khandelwal’s RSUs and DSUs vest in six months, and the remaining RSUs and DSUs vest in eighteen months from the date of grant. The amount reflected in the All Other Compensation column includes a $500,000 cash signing bonus. Mr. Khandelwal’s sign-on amounts were awarded to offset a portion of the value he forfeited with his previous employer.
(8)	Nitin Kawale was hired as President, Enterprise Business Unit on December 1, 2014. The amounts in the table above represent his prorated salary for the period of December 1, 2014 to December 31, 2014. Upon hire Mr. Kawale received sign-on awards of 52,863 RSUs and 13,215 DSUs with a total share based award value equal to $3,000,000. Mr. Kawale’s RSUs and DSUs vest equally on each of the first three anniversaries from the date of grant. The amount reflected in the All Other Compensation column includes a $500,000 cash signing bonus. Mr. Kawale’s sign-on amounts were awarded to offset a portion of the value he forfeited with his previous employer.
(9)	Mr. Laurence received no additional compensation for his role as a member of the Board.

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INCENTIVE PLAN AWARDS

Outstanding Share-based and Option-based Awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the NEOs as of December 31, 2014.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
J. Guy Laurence(1)	403,730	42.8524	3/3/2024
	747,552	46.8663	12/2/2023	935,685	181,025	8,176,883	1,824,675
Anthony Staffieri	5,160	44.5912	6/2/2024
	42,950	42.8524	3/3/2024
	20,780	45.4337	6/17/2023
	23,760	48.5634	3/1/2023
	45,750	37.9603	3/1/2019	432,371	54,815	2,475,990	Nil
Deepak Khandelwal	Nil				77,869	3,517,351	Nil
Nitin Kawale	Nil				66,745	3,014,872	Nil
Robert Bruce(3)	21,390	48.5634	12/31/2016
	14,175	42.8524	12/31/2016
	27,450	37.9603	12/31/2016
	10,925	34.3187	12/31/2016	349,309	39,467	1,782,732	Nil

(1)	The value of awards not paid or distributed for Mr. Laurence reflects RSUs that vested May 2, 2014 and were converted to Deferred Share Units as well as 1/3 of the DSUs that were granted to him as a signing bonus and vested December 2, 2014, plus accumulated dividend units.
(2)	The market value is based on the closing price for Class B Non-Voting Shares on the TSX on December 31, 2014 which was $45.17.
(3)	In accordance with the terms of Mr. Bruce’s retirement from Rogers, stock options can be exercised until December 31, 2016 after which time they will be forfeited.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information on the vesting and payout of awards under the Company’s incentive plans during 2014.

NEO	Option Awards – Value Vested During the Year(1) ($)	Share Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
J. Guy Laurence	Nil	1,731,983	1,286,250
Anthony Staffieri	55,352	2,429,979	553,087
Deepak Khandelwal	Nil	Nil	n/a
Nitin Kawale	Nil	Nil	n/a
Robert Bruce	251,944	481,470	493,920

(1)	Value of Option Awards based on the date the Company determines that the share price hurdle has been satisfied.

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Summary of Long-term Incentive Plans

The following tables provide a summary of the Company’s various equity-based incentive plans.

Stock Option Plans

Type	Performance Stock Options	Stock Options
Eligibility	CEO NEOs and other Key Executives prior to 2015.

Starting in 2015 these will be granted to NEOs, excluding the CEO, and other Key Executives.

Prior to 2013 executives below the Key Executive level and select directors of the Company and affiliates were eligible.

Overview	Stock options are granted with tandem share appreciation rights (SARs). Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (“grant price”) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.	Stock options are granted with tandem share appreciation rights (SARs). Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (“grant price”) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.
Vesting and Expiry	Awards time vest 25% per year over the first four years, however they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met. Awards expire ten years following the grant date. Awards granted prior to 2013 have a seven year term.	Awards vest 25% per year over the first four years, and expire ten years following the grant date. Awards granted prior to 2013 have a seven year term.
Exercise Price (grant price or option price)	Awards are granted at fair market value using the five day volume weighted average price of Class B Non-Voting Shares for the five business days preceding the date on which the award is granted.
Termination Provisions:	The following rules apply if a Participant’s employment is terminated before expiry:
Death / Disability	Awards vest effective as of the date of the participant’s death or disability and are exercisable until the end of the term.
Retirement (at retirement age as determined by the Committee)	Awards vest effective as of the date of retirement and are exercisable until the end of the term.
Resignation	Unvested Awards are forfeited and vested Awards may be exercised within 30 days after termination.

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Type	Performance Stock Options	Stock Options
Termination Without Cause	Unvested Awards are forfeited and vested Awards may be exercised within 30 days after termination.
Termination For Cause	Vested and unvested Awards are forfeited.
Change in Control	The Board may allow awards to vest effective as of the date of the change in control. Vested awards would be exercisable until the end of the term.
Assignment of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Full Value Share Plans

Type	PRSUs	RSUs
Eligibility	NEOs and other Key Executives.	Executives below the Key Executive level and select directors of the Company and affiliates.
Overview

PRSUs track the price of Rogers Class B Non-Voting Shares, and when dividends are paid additional PRSUs are credited to the participant’s PRSU account. PRSUs cliff vest on the third anniversary of the grant date.

For grants in 2014 and earlier the number of units that vest will vary from 50% to 150% of the accumulated units, based on annual and three year cumulative free cash flow performance relative to targets.

Starting in 2015, for NEOs other than the CEO, the number of units that vest will vary from 30% to 170% of the accumulated units, based on three year cumulative free cash flow performance relative to targets and relative TSR. The number of units that vest for the CEO will continue to vary from 50% to 150% of the accumulated units, based on three year cumulative free cash flow performance relative to targets and relative TSR.

The payment will be equal to the vested PRSUs (including dividends), multiplied by the market price on the vesting date.

RSUs track the price of Rogers Class B Non-Voting Shares, and when dividends are paid additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date and are typically settled in cash at maturity but can be settled as Class B Non-Voting Shares from treasury if requested.

The payment will be equal to the vested RSUs (including dividends) multiplied by the market price on the vesting date.

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Type	PRSUs	RSUs
Award

The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award.

Key Executives may elect to receive their bonus in the form of RSUs (Bonus RSUs).

Market Price	Market price is the five day volume weighted average price of Class B Non-Voting Shares for the five business days preceding the date in question (e.g., grant date or vesting date). For example, the market price on November 29, 2013 would be calculated using the five business days before November 29th, but excluding November 29th.
Dividend Equivalents	Dividends will be reinvested in additional units that will be paid at maturity.
Vesting

Units cliff vest not later than three years after the grant date.

Bonus amounts that are deferred into RSUs (“Bonus RSUs”) vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned.

Payout

After vesting a lump sum cash payment is made to the participant. If requested, the participant may receive Class B Non-Voting Shares in lieu of cash.

Select executives may elect to defer their vested units into DSUs. (see below)

Termination Provisions:	The following rules apply if a Participant’s employment is terminated before expiry:
Death / Disability	Units vest effective as of the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as of the date of the participant’s retirement and are paid out at the next payroll date.
Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Change in Control	The Board may allow units to vest and be redeemed effective as of the date of the change in control.
Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

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Deferred Share Unit Plan

Eligibility	Key Executives, Executives who participate in the Share Matching Program.
Overview	Deferred Share Units (DSUs) track the price of Rogers Class B Non-Voting Shares, and when dividends are paid additional DSUs are credited to the participant’s DSU account. They may be redeemed for cash only after termination of employment with the Company for any reason. They are the same as RSUs and PRSUs in terms of market price and payout.
Award

Select executives may elect to defer their vested RSUs or PRSUs into DSUs. RSUs and PRSUs will be converted to DSUs on a one for one basis.

In 2015 – 2017 executives may elect to defer their bonus remuneration and/or their RSU/PRSU grant into DSUs before it is granted. Executives will receive an additional award of DSUs as a match. The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award (see Share-Matching Program).

Occasionally executives will be granted DSUs as part of their on-hire compensation.

Vesting

DSUs that are granted on bonus remuneration or vested RSUs or PRSUs are immediately vested.

DSUs that are granted as part of on-hire compensation typically vest within three years of service with the Company.

See Share-Matching Program below for details on the vesting of DSUs granted as part of this process.

Share-Matching Program (2015 – 2017 only)

Eligibility	All Executives. Only annual STIP amounts or annual grants of RSUs and PRSUs are eligible for a Company match (i.e. sign-on amounts or special one-time bonuses are not eligible).
Overview	Executives may elect to defer all or a portion of their STIP or PRSU/RSU grants in the form of DSUs and in return receive a matching grant of DSUs from the Company. In 2015 the match will be up to 50% and in 2016 and 2017 the match will be up to 25%. Total company matching amounts are subject to an overall cap for participants.
Award	The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award.
Market Price	Market price is the five day volume weighted average price of Class B Non-Voting Shares for the five business days preceding the date in question (e.g., grant date or payout date). For example, the market price on November 29, 2013 would be calculated using the five business days before November 29th, but excluding November 29th.

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Vesting	DSUs awarded upon deferral of annual bonus vest immediately. All matching DSUs awarded upon deferral of annual bonus will vest 1/3 per year. DSUs awarded upon deferral of RSU/PRSUs, and all matching DSUs awarded upon deferral of RSU/PRSUs cliff vest not later than three years after the grant date, and are subject to the same adjustments for performance as applicable.
Payout

Vested DSUs must be redeemed by holders by December 15 of the year following termination of service. Units unvested at the time of termination are forfeited.

“Specified Executives” subject to US tax filing will have their DSUs automatically redeemed 6 months after separation from service, all other US tax filers thirty days after separation.

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PENSION PLAN BENEFITS

The Company provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the Registered Plan). In addition, all NEOs, other than Mr. Laurence, receive benefits under the Rogers Supplementary Retirement Plan (the Supplementary Plan).

The Registered Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. However, executives who are eligible for membership in the Supplementary Plan are not required to contribute. For each year of credited service, the Registered Plan provides NEOs with an annual pension benefit of 2.0% of their career average base salary. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the Registered Plan. The most recent such upgrade is effective December 31, 2013 such that pension benefits earned for all service prior to January 1, 2011 are based on the member’s pensionable earnings in 2010. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, but in any event no later than age 65.

The Supplementary Plan provides benefits to certain key executives approved by the Committee and provides benefits that cannot be provided through the Registered Plan because of the Income Tax Act (Canada) limits. Benefits earned under the Supplementary Plan vest after three years of service in the Supplementary Plan and are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment or age 65. Benefits payable from the Supplementary Plan are offset by any benefits payable from the Registered Plan. The Supplementary Plan is not funded and benefit payments to former executives are paid directly by Rogers. At December 31, 2014, the unfunded obligation in respect of both current and former executives and their beneficiaries was $56,346,000 (compared to an obligation of $48,505,000 as at December 31, 2013). In 2014, Rogers recognized a charge to net income of $4,254,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $2,141,000. The Supplementary Plan is being amended in 2015 to include target bonuses in post-2014 pensionable earnings for executives who meet certain membership criteria and to put a $1,250,000 cap on post-2014 pensionable earnings. The Supplementary Plan is also being amended to provide, for executives who terminate before age 55 with at least three years of service, a lump sum payment of equivalent value to the accrued pension payable at age 65.

Pursuant to Mr. Laurence’s employment agreement, he is entitled to supplementary pension benefits that differ from the standard Supplementary Plan benefit described above. Mr. Laurence’s agreement provides for a lifetime pension benefit, payable immediately following termination of employment, equal to $5,208.33 per month of service at termination less any accrued normal retirement pension payable from the Registered Plan. If Mr. Laurence dies within five years after benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that five year period. If Mr. Laurence dies before benefits commence, his spouse at the time of his death will receive a pension on the basis that Mr. Laurence is deemed to have retired immediately prior to his death and elected a reduced pension guaranteed for 15 years and with 100% of the pension payable to his surviving spouse. If she dies within 15 years from the time she begins to receive such benefits, her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 15 year period.

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The table below shows the following information for each NEO participating in the Company’s defined benefit pension arrangements: years of credited service as at December 31, 2014; estimated annual benefit accrued, or earned, for service up to December 31, 2014 and up to the age of 65 (or assumed retirement date if later than age 65); and a reconciliation of the accrued obligation from December 31, 2013 to December 31, 2014.

Name	Number of Years Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year(2)	Compensatory Change(3)	Non- Compensatory Change(4)	Accrued Obligation at Year End(5)
		At Year End	At Age 65(1)
J. Guy Laurence(6)	1.08	67,708	500,000	50,991	600,605	152,206	803,802
Anthony Staffieri	3.09	37,985	400,485	221,635	137,816	117,269	476,720
Deepak Khandelwal(7)	0.14	1,995	447,828	0	16,576	5,276	21,852
Nitin Kawale(8)	0.08	1,104	257,354	0	10,450	2,298	12,748
Robert Bruce(9)	7.68	111,328	140,138	926,147	295,878	289,863	1,511,888

Notes:

(1)	Annual Benefits Payable at Age 65 include the value of assumed pensionable bonuses for service after 2014. Retiring executives may elect to have the pension converted to a lump sum commuted value. Commuted values would be based on market interest rates in effect at the date of retirement and may differ significantly from the Accrued Obligation at Year End.
(2)	The accrued obligation at the start of the year is the value of the projected pension earned for service to December 31, 2013. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2013 as disclosed in the notes to the 2013 consolidated financial statements, based on the actual earnings for 2013 and adjusted to reflect expected increases in pensionable earnings.
(3)	The values shown under Compensatory Change include the value of the projected pension earned for service from January 1, 2014 to December 31, 2014, the change in accrued obligation due to differences between actual and assumed compensation for the year and the change in accrued obligation due to changes in benefits in the year. The impact of expected future base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that RCI will resume its historical practice of upgrading the career average earnings base year on a triennial basis. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.
(4)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions.
(5)	The accrued obligation at year end is the value of the projected pension earned for service to December 31, 2014. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2014 as disclosed in the notes to the 2014 consolidated financial statements, based on the actual earnings for 2014 and adjusted to reflect expected increases in pensionable earnings.
(6)	Mr. Laurence’s employment agreement provides for a pension payable at age 60 of $500,000 per annum less pension amounts payable from the Registered Plan. The pension amount prior to any offset is reduced by $5,208.33 for each month his actual retirement date precedes age 60.
(7)	Mr. Khandelwal’s Supplementary Plan benefits vest in 2017.
(8)	Mr. Kawale’s Supplementary Plan benefits vest in 2017.
(9)	Mr. Bruce’s Compensatory Change, Accrued Obligation at Year End and Annual Benefits Payable at age 65 include the value of service to December 31, 2016.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2014. In accordance with International Financial Reporting Standards, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Potential Payments Upon Termination, Resignation, Retirement or Change of Control

The following tables show potential payments to each NEO as if the officer’s employment had been terminated with or without cause and/or if the officer had retired or resigned as of December 31, 2014. There are no provisions specific to a change in control scenario, and the Committee has ultimate discretion to determine appropriate treatment in accordance with plan terms.

The amounts for each NEO were calculated using the closing market price of Class B Non-Voting Shares on December 31, 2014 ($45.17). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

J. Guy Laurence

J. Guy Laurence commenced employment as President and Chief Executive Officer of Rogers on December 2, 2013. Per the terms of his employment agreement, Mr. Laurence would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	Share-based Awards	Pension	Total
Termination Without Cause(1)	$5,540,000	$467,842	$5,024,127	$1,945,000	$12,967,969
Resignation(2)	$0	$0	$878,548	$0	$878,548
Retirement(3)	n/a	n/a	n/a	n/a	n/a
Termination With Cause	$0	$0	$0	$0	$0
Change of Control	n/a	n/a	n/a	n/a	n/a

Notes:

(1)	In the event of termination without cause on December 31, 2014, Mr. Laurence would be entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuation (while resident in Canada). Mr. Laurence’s pro-rated 2013 stock options and PRSUs and his sign-on award of stock options, PRSUs and DSUs will vest immediately upon termination without cause. In addition, Mr. Laurence’s stock options and PRSUs that would have vested prior to the end of 24 months or the date he commences alternative full time employment with a named competitor (whichever is sooner) (“Continuation Period”), will continue to vest to the end of the Continuation Period. Stock options must be exercised within 30 days after the end of the Continuation Period. All performance targets related to stock options will be deemed to have been met at 100% of target. All performance targets related to PRSUs for any annual or three year performance period that has not been completed will be deemed to have been met at 100% of target. Also, the Company will cover all relocation expenses up to a maximum of $100,000.
(2)	In the event of resignation, Mr. Laurence must provide the Board of Directors with six months prior written notice. Mr. Laurence will be entitled to any PRSUs, stock options and DSUs that vest prior to the effective date of resignation. Mr. Laurence’s PRSUs granted in respect of his sign-on award would be prorated and paid out.
(3)	Mr. Laurence was not eligible for retirement on December 31, 2014.

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Anthony Staffieri

Anthony Staffieri commenced employment as Chief Financial Officer of Rogers on November 29, 2011. Per the terms of his employment agreement, Mr. Staffieri would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	Share-based Awards	Pension	Total
Termination Without Cause(1)(2)	$2,748,400	$216,186	$1,257,718	$213,000	$4,435,304
Resignation(3)	$0	$0	$0	$0	$0
Retirement(4)	n/a	n/a	n/a	$0	$0
Termination With Cause(5)	$0	$0	$0	$0	$0
Change of Control	n/a	n/a	n/a	n/a	n/a

Notes:

(1)	In the event of termination without cause on December 31, 2014, Mr. Staffieri would be entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. All stock options and PRSUs held by Mr. Staffieri will continue to vest to the earlier of 24 months or the date he commences alternative full time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. Consistent with the treatment for other NEOs, all performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.
(2)	In the event of an occurrence constituting Good Reason which is not remedied by the Company within 30 days of notice by Mr. Staffieri, and no later than 60 days following such date, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it was a termination of employment without cause. “Good Reason” includes any material diminishment of Mr. Staffieri’s authority or responsibility as CFO; a unilateral change in his reporting responsibilities; or a material reduction in compensation, pension plan or benefits.
(3)	In the event of resignation, Mr. Staffieri must provide the President and CEO with 14 days’ prior written notice. Mr. Staffieri will forfeit all unvested stock options and PRSUs.
(4)	Mr. Staffieri was not eligible for retirement on December 31, 2014.
(5)	Termination with cause includes (i) theft, fraud or embezzlement from the Company or any other material act of dishonesty relating to Mr. Staffieri’s employment; or (ii) wilful misconduct in the course of fulfilling his duties which is materially injurious to the Company; or wilful, deliberate and continuous failure on his part to perform his duties in any material respect after written notice is provided by the Company; (iii) wilful material breach of a material provision of the RCI Business Conduct Policy.

Deepak Khandelwal

Deepak Khandelwal was appointed Chief Customer Officer on November 10, 2014. Per the terms of his employment agreement, Mr. Khandelwal would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	Share-based Awards	Pension	Total
Termination Without Cause(1)	$2,848,400	$0	$3,517,351	$38,000	$6,403,751
Resignation(2)	$0	$0	$0	$0	$0
Retirement(3)	n/a	n/a	n/a	n/a	n/a
Termination With Cause	$0	$0	$0	$0	$0
Change of Control	n/a	n/a	n/a	n/a	n/a

Notes:

(1)	In the event of termination without cause on December 31, 2014, Mr. Khandelwal would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. Mr. Khandelwal’s sign-on awards of RSUs and DSUs will vest immediately. All other stock options and PRSUs held by Mr. Khandelwal will continue to vest to the earlier of 24 months or the date he commences alternative full time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. As of December 31, 2014, Mr. Khandelwal did not hold any stock options or PRSUs.

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(2)	In the event of resignation, Mr. Khandelwal must provide the Board of Directors with six months prior written notice. Mr. Khandelwal will be entitled to any PRSUs, stock options and DSUs that vest prior to the effective date of resignation.
(3)	Mr. Khandelwal was not eligible for retirement on December 31, 2014.

Nitin Kawale

Nitin Kawale was appointed President, Enterprise Business Unit on December 1, 2014. Per the terms of his employment agreement, Mr. Rogers would be entitled to the arrangements below following the termination of his employment:

	Severance	Stock Options	Share-based Awards	Pension	Total
Termination Without Cause(1)	$2,648,400	$0	$3,014,872	$76,000	$5,739,272
Resignation(2)	$0	$0	$0	$0	$0
Retirement(3)	n/a	n/a	n/a	$0	$0
Termination With Cause	$0	$0	$0	$0	$0
Change of Control	n/a	n/a	n/a	n/a	n/a

Notes:
(1)	In the event of termination without cause on December 31, 2014, Mr. Kawale would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. Mr. Kawale’s sign-on award of RSUs and DSUs will vest immediately. All other stock options and PRSUs held by Mr. Kawale will continue to vest to the earlier of 24 months or the date he commences alternative full time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. As of December 31, 2014, Mr. Kawale did not hold any stock options or PRSUs.
(2)	In the event of resignation, Mr. Kawale must provide the Board of Directors with six months prior written notice. Mr. Kawale will be entitled to any PRSUs, stock options and DSUs that vest prior to the effective date of resignation.
(3)	Mr. Kawale was not eligible for retirement on December 31, 2014.

Robert Bruce

On May 23, 2014, RCI announced Mr. Bruce’s plan to retire from Rogers as President, Consumer Business Unit. To ensure a seamless transition, Mr. Bruce agreed to a retirement date of December 31, 2014 and that until that date he would continue to lead the Consumer Business Unit and assist with the transition to his successor. In consideration of these arrangements, Mr. Bruce was entitled to the following:

Severance(1)	Stock Options(2)	Share-based Awards(3)	Total
$2,910,000	$349,309	$1,764,920	$5,024,229

(1)	In 2015, Mr. Bruce will receive a lump sum payment equal to two times his annual base salary for 2014 and two times his target bonus, and club membership fees.
(2)	Mr. Bruce’s stock options will continue to vest for 24 month, provided he does not commence full-time employment with a named competitor.
(3)	All of Mr. Bruce’s PRSUs will continue to vest and will be eligible for redemption based on actual results, provided he does not commence full-time employment with a named competitor.
(4)	Mr. Bruce will continue to participate in the SERP for 24 months, subject to certain restrictions.

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Director Compensation

Director Compensation, Philosophy and Components

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee, based on an assessment by the Corporate Governance Committee of prevailing market conditions and with recommendations from Hugessen Consulting Inc. In 2011, the Corporate Governance Committee engaged Hugessen Consulting Inc. to conduct a review of non-executive directors’ compensation. Based on the conclusions of the review, the Corporate Governance Committee recommended adjustments be made to directors’ compensation which the Board approved and have been in effect since April 2011. In 2013, Hugessen Consulting Inc. was retained to conduct a review of the compensation of the Chairman of the Board.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Company’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual fees if the director serves as Lead Director, a Committee Chair or Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings;

•	DSUs, which directors may choose to receive in lieu of their fees; and

•	an annual grant of DSUs.

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Retainers and Fees

During the year ended December 31, 2014, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Type of Retainer or Fee	Amount ($)
Annual Board Retainer	65,000
Lead Director Annual Retainer	40,000
Audit Committee Chair	30,000
Human Resources Committee Chair	20,000
Other Committee Chairs	10,000
Meeting Fees Board or committee (other than Audit Committee)	1,500 1,750 2,000	(1)	or (travel 100 to 1000 km) or (travel over 1000 km)
Audit Committee	2,000		or
	2,250		(travel 100 to 1000 km) or
	2,500		(travel over 1000 km)
Audit and Human Resources Committee chairs	3,000
Other Committee Chairs	2,000

Notes:

(1)	Directors are entitled to a fee of $500 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full meeting fee will be paid.

The table below shows the retainers and fees that we paid to the non-employee directors during the year ended December 31, 2014.

	Retainer		Attendance fees
Name	Board(1) ($)	Committee chair ($)	Board ($)	Committee meetings ($)	Travel fee ($)	Total fees paid ($)	% of total fees in DSUs
C.W.D. Birchall	145,000	N/A	15,000	18,500	N/A	178,500	100%
S.A. Burch	145,000	N/A	15,000	16,000	4,000	180,000	44%
J.H. Clappison(2)	145,000	30,000	13,500	28,000	N/A	216,500	50%
P. Godsoe(3)	35,000	3,333	3,500	14,500	N/A	56,333	100%
A.D. Horn	424,320	N/A	N/A	N/A	N/A	424,320	41%
T.I. Hull	145,000	N/A	14,000	16,000	N/A	175,000	46%
J. A. MacDonald	145,000	N/A	15,000	11,500	N/A	171,500	74%
I. Marcoux	145,000	2,500	15,000	12,000	1,750	176,250	73%
D.R. Peterson	145,000	N/A	15,000	4,500	N/A	164,500	100%
L.A. Rogers	145,000	N/A	14,500	N/A	N/A	159,500	100%
M.L. Rogers	145,000	N/A	14,500	N/A	N/A	159,500	100%
C. Sirois	211,666	6,667	15,000	14,500	1,250	249,083	100%
J.H. Tory	145,000	17,500	13,000	15,000	N/A	190,500	42%
Total	2,120,986	60,000	163,000	150,500	7,000	2,501,486

Notes:

(1)	The amount disclosed in respect of the Board Retainer includes the value of the DSUs granted to directors in 2014. See “Directors’ Deferred Share Unit Plan” below.
(2)	The amount disclosed under the “Total fees paid” column above for Mr. Clappison does not include $58,500 in respect of his service on the board of Rogers Bank.
(3)	Mr. Godsoe did not seek re-election at 2014 Annual and Special General Meeting of Shareholders of the Company.

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As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also continues to receive life insurance benefits and an allowance reimbursed by us. Mr. Horn has a supplemental retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Company’s Defined Benefit Plan.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

Share Ownership Requirements

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Company’s shares. Each non-employee director is required to own six times his or her annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares and DSUs during his or her term of service as director of the Company. Directors have five years to attain required ownership levels. See “Business of the Meeting – Election of Directors – The Proposed Nominees” above.

Directors’ Deferred Share Unit Plan

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. Non-employee directors may choose to receive any or all of their fees in DSUs. Each DSU has a value equal to the market price of a Class B Non-Voting Share at the start of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Non-Voting Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Non-Voting Shares. In 2014, each director that is not an employee (other than the lead director and the Chairman) received a grant of DSUs worth $80,000. The number of DSUs is based on the share price at the time of the grant. The lead director received DSUs worth $120,000. The Chairman received 4,000 DSUs. The market price of the Class B Non-Voting Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the TSX for the five trading days before the relevant date.

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Director Summary Compensation Table

The following table shows the compensation received by each director for the year ended December 31, 2014. Directors who are also employees of the Company or its subsidiaries receive no remuneration as directors.

Name(1)	Fees Earned ($)	Share-Based Awards ($)(4)	All Other Compensation ($)	Total ($)
C.W.D. Birchall	Nil	178,500	N/A	178,500
S.A. Burch	100,000	80,000	N/A	180,000
J.H. Clappison(5)	107,175	109,325	N/A	216,500
P.C. Godsoe	Nil	56,333	N/A	56,333
A.D. Horn(2)	250,000	174,320	85,843	510,163
T.I. Hull	95,000	80,000	N/A	175,000
P. Lind(3)	Nil	482,947	1,303,918	1,786,865
J.A. MacDonald	44,835	126,665	N/A	171,500
I. Marcoux	48,125	128,125	N/A	176,250
D.R. Peterson	Nil	164,500	N/A	164,500
Edward Rogers(3)	Nil	455,950	1,399,685	1,855,635
L.A. Rogers	Nil	159,500	N/A	159,500
Melinda M. Rogers(3)	Nil	287,111	786,280	1,073,391
Martha L. Rogers	Nil	159,500	N/A	159,500
C. Sirois	Nil	249,083	N/A	249,083
J.H. Tory	110,500	80,000	N/A	190,500

Notes:

(1)	Compensation disclosure for J. Guy Laurence, who was a NEO and a director in 2014, can be found in the Summary Compensation Table in the Executive Compensation section.
(2)	The amount disclosed in the “All Other Compensation” column for Mr. Horn includes an allowance, parking fees, and the change in compensatory value of his pension.
(3)	The amounts disclosed in the “All Other Compensation” column for Phil Lind, Edward Rogers and Melinda Rogers, who were also employees, includes a combination of base salary, annual incentives, long-term incentives, change in the compensatory value of their pension, executive allowance, parking fees, car allowance, and the Company’s contribution to the Employee Share Accumulation Plan.
(4)	Directors may elect to receive all or part of their fees in the form of DSUs, as discussed above under the heading “Directors’ Deferred Share Unit Plan”. The amounts disclosed here for Phil Lind, Melinda Rogers and Edward Rogers, who were also executives, includes Performance RSUs that were granted as part of their annual compensation.
(5)	The amount disclosed in the “Fees Earned” column above for Mr. Clappison does not include $58,500 in respect of his service on the board of Rogers Bank.

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Outstanding Share-based and Option-based Awards

The following table provides information with respect to outstanding stock options, RSUs and DSUs held by the directors as of December 31, 2014. See “Senior Executive Incentive and Ownership Program”.

	Option Awards(1)				Share Awards
Name(2)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/ yyyy)	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(3)
C.W.D. Birchall	Nil			—	Nil	Nil	2,105,759
S.D. Burch	Nil			—	Nil	Nil	504,501
J.H. Clappison	Nil			—	Nil	Nil	1,182,953
A.D. Horn	Nil			—	Nil	Nil	1,937,841
T.I. Hull	Nil			—	Nil	Nil	3,994,627
P. Godsoe	Nil			—	Nil	Nil	3,466,549
P. Lind(3)	23,050	42.8524	03/03/2024
	23,180	48.5634	03/01/2023
	44,650	37.9603	03/01/2019
	35,600	34.3187	03/01/2018
	38,800	34.7340	03/05/2017
	70,100 58,800	29.3990 38.9000	03/02/2016 03/03/2015	2,640,780	31,763	1,434,740	2,457,681
I. Marcoux	Nil			—	Nil	Nil	1,065,877
J.A. MacDonald	Nil			—	Nil	Nil	404,125
D.R. Peterson	Nil			—	Nil	Nil	3,832,900
Edward Rogers	21,750	42.8524	03/03/2024
	21,870	48.5634	03/01/2023
	42,100	37.9603	03/01/2019
	33,400	34.3187	03/01/2018
	36,400	34.7340	03/05/2017
	66,000	29.3990	03/02/2016
	58,200	38.9000	03/03/2015	2,502,040	29,956	1,353,103	Nil
L.A. Rogers	Nil			—	Nil	Nil	3,294,543
Martha L. Rogers	Nil			—	Nil	Nil	1,153,993
Melinda M. Rogers(3)	13,700	42.8524	03/03/2024
	13,770	48.5634	03/01/2023
	21,850	37.9603	03/01/2019
	17,400	34.3187	03/01/2018
	18,900	34.7340	03/05/2017
	34,200	29.3990	03/02/2016
	30,200	38.9000	03/03/2015	1,304,058	17,871	807,225	191,713
C. Sirois	Nil			—	Nil	Nil	617,501
J.H. Tory	Nil			—	Nil	Nil	504,501

Notes:

(1)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Long-Term Incentive Plans.”
(2)	Disclosure for J. Guy Laurence who was a NEO in 2014 can be found under “Executive Compensation – Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.
(3)	The value of awards not paid or distributed for Phil Lind and Melinda Rogers represents the aggregate value of cash bonuses that they voluntarily elected to defer into Deferred Share Units as well as the dividend equivalent units earned as additional DSUs. The market value is based on the closing price for Class B Non-Voting Shares on the TSX on December 31, 2014 which was $45.17.

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Incentive Plan Awards – Value Vested or Earned During the Year

Name(1)	Option Awards(2) – Value Vested During the Year ($)	Share Awards – Value Vested During the Year(3) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(4) ($)
C.W.D. Birchall	Nil	178,500	N/A
S.A. Burch	Nil	80,000	N/A
J.H. Clappison	Nil	109,325	N/A
P.C. Godsoe	Nil	56,333	N/A
A.D. Horn	Nil	174,320	N/A
T.I. Hull	Nil	80,000	N/A
P. Lind	209,394	392,778	257,250
J.A. MacDonald	Nil	126,665	N/A
I. Marcoux	Nil	128,125	N/A
D.R. Peterson	Nil	164,500	N/A
Edward Rogers	196,704	367,438	463,050
L.A. Rogers	Nil	159,500	N/A
Martha L. Rogers	Nil	159,500	N/A
Melinda M. Rogers	102,243	190,054	174,930
C. Sirois	Nil	249,083	N/A
J.H. Tory	Nil	80,000	N/A

Notes:

(1)	Disclosure for J. Guy Laurence, who was a NEO and director in 2014, can be found under “Executive Compensation – Incentive Plan Awards” and in the “Executive Compensation – Summary Compensation Table”, above.
(2)	Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Summary of Long-Term Incentive Plans – Stock Option Plans”.
(3)	These amounts are not payable to the director until termination of the director’s service. For additional details, see description of Directors’ Deferred Share Unit Plan above.
(4)	Includes amounts awarded under the Annual Incentive Plan.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows details of equity compensation plan information as at December 31, 2014.

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights As at December 31, 2014 (A)		Weighted – Average Exercise Price Of Outstanding Options, Warrants And Rights ($)	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
Equity compensation plans approved by securityholders	OPTIONS	5,759,786	38.71	20,103,592
	RSUs	2,765,255	N/A	1,234,745
TOTAL		8,525,041		21,338,337

The following information is provided as at December 31, 2014:

Plan	# of Class B Non-Voting Shares Issued and Issuable Under Security Based Compensation Arrangements	% of Outstanding Class A and Class B Non-Voting Shares
Restricted Share Unit Plan	4,000,000	0.78%
2000 Stock Option Plan	30,000,000	5.83%
1996 Stock Option Plan	26,000,000	5.05%
1994 Stock Option Plan	9,500,000	1.85%

As at December 31, 2014, the total number of Class B Non-Voting Shares issuable under outstanding stock options and the RSU Plan is 8,525,041 representing 1.66% of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued to date under the Stock Options Plans is 45,396,408. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 21,338,337.

All equity based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan and any other unit or stock option plan shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12 month period shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; and

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•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan and any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The Human Resources Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

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Indebtedness of Directors and Executive Officers

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding as at March 2, 2015 to the Company and its subsidiaries.

Purpose	To the Company or its subsidiaries ($)	To Another Entity ($)
Share Purchases	Nil	Nil
Other	237,432	Nil

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming
Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201 – Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees apart from the Audit Committee because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditors

The NYSE listing standards require the audit committee of a U.S. company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors

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selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditors are to be appointed by the shareholders at the Annual General Meeting of the Company. Our Audit Committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Board Composition

The Board currently has 15 members. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in or hold other positions with entities that provide legal, financial or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations whether or not a direct or indirect business, commercial, banking, consulting, professional or charitable relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgement. These standards can be reviewed in the Corporate Governance section of the Company’s website at rogers.com.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the Chief Executive Officer. Alan D. Horn, the Chair, and J. Guy Laurence, the Chief Executive Officer, are in regular communication during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

Alan D. Horn, the Chair of the Board is not an independent director. Pursuant to the Board Mandate, the Board has appointed Charles Sirois, an independent director, as lead director. The lead director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the role and responsibilities of the lead director, see “Role and Responsibilities of the Chair and Lead Director” in the Board Mandate (attached to this circular as Appendix B).

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The following table shows which directors of the Board are independent and which are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director	Independent	Non-independent	Reason for non-independence
C. William D. Birchall	—
Stephen A. Burch	—
John H. Clappison	—
Alan D. Horn (Chair)		—	Executive officer of the controlling shareholder
Thomas I. Hull	—
J. Guy Laurence		—	Executive officer of the Company
Philip B. Lind, C.M.		—	Executive officer of the Company in the last three years
John A. MacDonald	—
Isabelle Marcoux	—
The Hon. David R. Peterson, P.C., Q.C.	—
Edward S. Rogers		—	Executive officer of the Company in the last three years
Loretta A. Rogers		—	Mother of former executive officers of the Company
Martha L. Rogers		—	Sibling of former executive officers of the Company
Melinda M. Rogers		—	Executive officer of the Company in the last three years
Charles Sirois	—

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates. The Corporate Governance Committee also reviews the effectiveness of the Board on an annual basis.

The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the seven permanent committees of the Board are attached to this circular as Appendix C.

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The following table shows the seven permanent committees of the Board and the directors acting as chair or members of the committees.

Director	Audit	Corporate Governance	Nominating	Human Resources	Executive	Finance	Pension
C. William D. Birchall	—		—			—
Stephen A. Burch	—			—
John H. Clappison	*	—					—
Alan D. Horn					—	—	*
Thomas I. Hull		—		—	—	—
J. Guy Laurence
Philip B. Lind, C.M.
John A. MacDonald	—		—	—
Isabelle Marcoux		—		*
The Hon. David R. Peterson, P.C., Q.C.			—				—
Edward S. Rogers			*		*	*
Loretta A. Rogers
Martha L. Rogers
Melinda M. Rogers			—			—	—
Charles Sirois		*			—	—

*	Chair
—	Member

Board Mandate and Responsibilities

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate including roles and responsibilities for directors, including the Chair of the Board is attached to this circular as Appendix B.

During 2014, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2015.

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The following table shows the number of meetings of the Board and its committees and the attendance rate of each director in 2014 for the period of time that each such director was on the Board or applicable committee.

Director	Board(1)	Audit	Corporate Governance	Nominating	Human Resources	Finance	Pension	Total Attendance
C. William D. Birchall	14/14	5/5		2/2		5/6		96%
Stephen A. Burch	14/14	5/5			4/4			100%
John H. Clappison	13/14	5/5					3/3	95%
Alan D. Horn	14/14					6/6	3/3	100%
Thomas I. Hull	12/14		2/2		5/5	5/6		89%
J. Guy Laurence	14/14							100%
Philip B. Lind, C.M.	13/14							93%
John A. MacDonald	14/14	5/5		1/1				100%
Isabelle Marcoux	13/14		2/2		5/5			95%
The Hon. David R. Peterson, P.C., Q.C.	14/14						3/3	100%
Edward S. Rogers	14/14			2/2		6/6		100%
Loretta A. Rogers	13/14							93%
Martha L. Rogers	13/14							93%
Melinda M. Rogers	13/14			2/2		5/6	2/3	88%
Charles Sirois	14/14		1/1			5/5		100%
John H. Tory	12/12		1/1	1/1	4/4			100%

(1)	No Executive Committee meetings were required in 2014.

Code of Ethics and Business Conduct

The Board has adopted both (i) the Directors Code of Conduct and Ethics, and (ii) the Business Conduct Policy for Directors, Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgement in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit Committee in the case of the Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

Processes are in place to ensure compliance with the Codes by the Board, the CEO and employees such as distribution of the Business Conduct Policy to the Company’s employees; and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details refer to Appendix A to this circular under the heading “Ethical Business Conduct”.

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Director Orientation and Continuing Education

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

As part of ongoing education, from time to time, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory and industry initiatives.

All of our directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

Director Nomination and Board Assessment, Gender Diversity and Term Limits

The Nominating Committee is responsible for receiving and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains a list of potential candidates for future director vacancies. Potential candidates for the Board are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Company’s needs. The Nominating Committee has the right to appoint an outside consultant to assist it in its deliberations.

The Nominating Committee has five members, a majority of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this circular. Also refer to Appendix C to this circular for the full mandate of the Nominating Committee.

The Company has a strong commitment to diversity. A strong female participation rate is desired at all levels of the organization, including at the executive officer level and at the Board level. The Nominating Committee is responsible for receiving and/or initiating proposals for the nomination of individuals for election to the Board. In its assessment of proposed director nominees, the Nominating Committee puts a strong emphasis on gender diversity. While the Nominating Committee considers gender, ethnicity, age, and other personal characteristics that contribute to diversity amongst Board members, it is the skills, experience and character that are most important in assessing the value an individual could bring to the Board. The Board does not have a formal gender diversity policy or a target representation of women on the Board at this time. However, the Board currently has four female directors. If the proposed nominee directors for this year are elected, then the Board will have five female directors, which represents 33% of the Board.

The Company does not impose term limits on its directors as it takes the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Nominating Committee annually assesses the strengths and weaknesses of the Board. In these reviews, consideration is given to each director’s ability to continue to make a meaningful contribution to the Board. This flexible approach allows the Company to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved.

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees

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and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of such committee. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

Gender Diversity in Executive Officer Positions

In its consideration of potential candidates for executive officer positions management takes into account gender diversity, recognizing the benefits of having a management team representing different perspectives. Management has not yet set measurable objectives or targets for ensuring women are represented at the executive officer level, however the Company is committed to an inclusive and diverse workplace, including advancing women to executive officer positions. The Company has a Diversity Management Policy which establishes its position on diversity, which ensures meritocracy, equal opportunity and respect for the diversity of all employees. In October 2014, the Board approved a People Plan in which a commitment was made to execute a Diversity and Inclusion Plan (the “D&I Plan”). The D&I Plan is a multi-year plan which supports the Diversity Management Policy and promotes diversity, including the advancement of women. While the Company does not currently have any women at executive officer positions, 21% of the existing positions at the Vice-President level (including EVP, SVP and VP) and 37% of the existing positions from manager to director are held by women. The D&I Plan will be used to determine and monitor goals at the executive and other management levels, reflecting the Company’s commitment to fostering an inclusive environment where all employees can reach their full potential.

Risk Management Oversight

For a description of risk management oversight, please see the section entitled “Enterprise Risk Management” on page 67 of the MD&A.

Audit Committee

The Audit Committee is composed entirely of independent directors and meets regularly without management present. Audit Committee meetings with both internal and external auditors are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company.

Other Good Governance Practices

•	Director Share ownership requirements (See section entitled “Share Ownership Requirements” under Director Compensation)

•	Committee retention of independent advisors

•	Board approval is required for material commitments

Submitted on behalf of the Corporate Governance Committee

Charles Sirois

Chair, Corporate Governance Committee

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REPORT OF AUDIT COMMITTEE

We are pleased to provide this overview of the work of the Audit Committee during 2014.

The Audit Committee met five times during 2014 in order to review key items according to its mandate and annual work plan and reported on its activities to the Board. At each meeting, the Audit Committee had the opportunity to meet without management present and also met separately with each of the CFO, the head of Internal Audit and Risk Management, and the external auditors.

A Mandate Work Plan was used to ensure that the Audit Committee receives adequate reports and information to fulfill its responsibilities. At each meeting, there was also an educational presentation to keep the members up to date with current topics such as upcoming accounting or tax legislative changes or specific topics relevant to the Company.

2014 Highlights:

In addition to fulfilling each of its responsibilities as outlined in the Audit Committee Mandate, the Audit Committee accomplished the following during 2014:

•	implemented a regular business update from the CEO and the CFO.

•

received various educational presentations to continue learning about the business and monitor financial risks such as income taxes, accounting policies and proposed changes under IFRS and business simplification and approval processes.

•	monitored risk management activities, including the impacts of changes in technology and cyber security risks.

•	received regular internal audit reports and met with management to review its action plans to address recommendations and the timing of remediation.

•	met with the Canadian Public Accountability Board (CPAB) to discuss the current trends and best practices relating to the external audit process, audit value and audit firm inspections.

•

implemented a formal annual review of the qualifications, expertise, resources and the overall performance of the external auditors, including conducting a survey of each Committee member and of key finance management personnel.

•	reviewed the adequacy of staffing of key financial functions including internal audit.

•

reviewed the adequacy of its Mandate and confirmed no significant changes were needed. For more information on the Audit Committee Mandate, please refer to Appendix C to this circular or visit the Corporate Governance section of our website at rogers.com/investors.

Appointment of Auditors:

KPMG LLP have been our external auditors for over thirty years. They were re-appointed at our Annual and Special General Meeting of Shareholders of the Company on April 22, 2014.

At the 2015 Annual General Meeting of Shareholders, the shareholders are being asked to reappoint KPMG LLP as the Company’s independent registered public accounting firm for 2015. The Audit Committee has recommended to the Board that KPMG be reappointed. Representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to questions.

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Audit partners are subject to rotation requirements which limit the number of consecutive years an individual partner may provide service to the Company. KPMG LLP requires all audit partners who provide service to a reporting issuer client to rotate off the engagement every five years. For each mandatory rotation of the lead audit partner, the Chair of the Audit Committee is involved in the selection of the Company’s lead audit partner, including interviewing candidates for the role and providing a recommendation to the full Audit Committee.

For the total fees paid to the auditors, please refer to “Appointment of Auditors” on page 19 of this circular.

Submitted on behalf of the Audit Committee

John H. Clappison

Chair, Audit Committee

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Other Information

Interest of Informed Persons in Material Transactions

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2014.

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of our directors or executive officers, nor any person who has had such a position since January 1, 2014, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of auditors.

Management Contracts

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

Additional Documentation

Please see our full year 2014 audited financial statements and Management’s Discussion and Analysis for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis and Annual Information Form without charge, upon request from the Investor Relations department which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

416.935.3551

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this Circular.

David P. Miller Secretary

March 12, 2015

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgement.

C. William D. Birchall

Stephen A. Burch

Bonnie R. Brooks

John H. Clappison

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

Charles Sirois

During 2014 prior to his resignation, John H. Tory, O. Ont. was considered independent.

During 2014, Thomas I. Hull was considered independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in the subsection “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose whether or not a majority of directors are independent.	A majority of the Board is independent.
If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the table in the subsection “The Proposed Nominees” under “Election of Directors”.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table in the subsection “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Please refer to the subsection “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the table under “Election of Directors” and under “Statement of Corporate Governance Practices”.
Board Mandate
Disclose the text of the Board’s written mandate.

The Board has adopted a Board of Directors Mandate (the Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this circular as Appendix B).

Among other responsibilities, the Board is responsible for approving the Company’s goals, objectives and strategies. The Board has in place a strategic planning process and reviews and approves, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for identifying the principal risks of the Company’s businesses and overseeing the implementation of appropriate risk assessment systems to manage these risks.

Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.

The Board Mandate states the Chair’s main responsibility is overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•      to chair Board meetings and annual and special meetings of shareholders;

•      to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•      to prepare the agenda for each Board meeting with the participation of management;

•      to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board

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Instrument Requirements	Comments

committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•      to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•      to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•      to provide appropriate guidance to individual Board members in discharging their duties;

•      to ensure newly appointed directors receive an appropriate orientation and education program;

•      to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•      to promote best practices and high standards of corporate governance.

The chairs of each Board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the Board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written job description for the office of CEO. The Human Resources Committee will review and approve the CEO’s written objectives for the current year.
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Please refer to the subsection “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

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Instrument Requirements	Comments
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Please refer to the subsection “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”.
Ethical Business Conduct

Disclose whether or not the Board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the Board has adopted a written code:

(i)    disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for Directors, Officers and Employees (the Codes). The Codes require our directors, officers and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

(i)    We have publicly filed the Codes on SEDAR and they may also be obtained from our website where they have been posted under “Corporate Governance” at rogers.com/investors.

(ii)    Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit Committee in the case of the Business Conduct Guidelines and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

(iii)   Not applicable.

Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	To ensure the directors exercise independent judgement in considering transactions, agreements or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Board and the CEO have reviewed and approved the Codes. It is management’s responsibility to distribute and implement the Rogers Business Conduct Policy to the Company’s employees. Under

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Instrument Requirements	Comments

the Rogers Business Conduct Policy the Company expects any employee who has reason to suspect any violation of applicable law or regulations or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	Please refer to the subsection “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating Committee has five members, a majority of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors due to two members, Edward S. Rogers and Melinda Rogers, holding their respective roles of the Control Trust Chair and Control Trust Vice-Chair of our controlling shareholder. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has

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Instrument Requirements	Comments
determined that it is appropriate for Edward S. Rogers and Melinda Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Please refer to the subsection “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.
Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Please refer to the subsection “Director Compensation” and “Report of the Human Resources Committee”.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	All members of the Human Resources Committee are independent. For additional information, please see “Report of the Human Resources Committee” above.
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth and reviewing progress on leadership development plans.

Please refer to Appendix C for the full mandate of the Human Resources Committee.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Please refer to the section “Compensation Discussion & Analysis”.

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Instrument Requirements	Comments
Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Please refer to the subsection “Board Composition” under “Statement of Corporate Governance Practices” for identification of the seven permanent standing committees of the Board. Also refer to Appendix C for the full mandates of all seven standing committees.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Please refer to the subsection “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.	Please refer to the subsection “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”.
Policies Regarding the Representation of Women on the Board

(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b)   If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)    a short summary of its objectives and key provisions,

(ii)    the measures taken to ensure that the policy has been implemented effectively,

(iii)   annual and cumulative progress by the issuer on achieving the objectives of the policy, and

(iv)   whether and, if so how, the Board or its nominating committee measures the effectiveness of the policy.

(a) Please refer to the subsection “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. (b) Not applicable.
Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so how, the Board or nominating committee considers the level of	Please refer to the subsection “Director Nomination and Board Assessment, Gender

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Instrument Requirements	Comments
representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.	Diversity and Term Limits” under “Statement of Corporate Governance Practices”.
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so how, the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Please refer to the subsection “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)    For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)   Disclose whether the issuer has adopted target(s) regarding women on the issuer’s board. If the issuer has not adopted such target(s), disclose why it has not.

(c)    Disclose whether the issuer has adopted target(s) regarding women in executive officer positions of the issuer. If the issuer has not adopted such target(s), disclose why it has not.

(d)   If the issuer has adopted target(s) referred to in either Item 14(b) or (c), disclose the annual and cumulative progress of the issuer in achieving its target(s).

Please refer to the subsection “Director Nomination and Board Assessment, Gender Diversity and Term Limits” and “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Number of Women on the Board and in Executive Officer Positions

(a)    Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b)   Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all subsidiary entities of the issuer, who are women.

(a)    Please refer to the subsection “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”.

(b)   Please refer to the subsection “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

Purpose of the Board

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

Membership

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgement. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgement with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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Ethics

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

Meetings

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

Role and Responsibilities of the Board

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

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•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

•	approving and updating the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•

approve commitments (actual or contingent) in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions or outside of the ordinary course of business, including without limitation investments and loans by the Company or any subsidiary, of more than $50 million in the aggregate by one or a series of transactions;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

Role and Responsibilities of the Chair

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•

to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

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•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance;

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•

as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

Procedures to Ensure Effective and Independent Operation

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

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•

the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

Board Committees

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit Committee; (2) Finance Committee; (3) Corporate Governance Committee; (4) Nominating Committee; (5) Human Resources Committee; (6) Pension Committee; and (7) Executive Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

COMMITTEE MANDATES

Audit Committee

Current Members:

Name	Independent
C. William D. Birchall	Yes
Stephen A. Burch	Yes
John H. Clappison (Chair)	Yes
John A. MacDonald	Yes

Our Main Responsibilities

•	overseeing of reliable, accurate and clear financial reporting policies and practices to shareholders

•	overseeing the design, implementation and review of internal controls – the necessary checks and balances must be in place

•	directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors – the shareholders’ auditors report directly to the Committee

•	meeting with the Company’s external and internal auditors and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the Company is in compliance with the laws and regulations that apply to it as well as its own policies

•	receiving reports on and approving, if appropriate, certain transactions with related parties

•	review processes to identify major risk exposures and associated risk management policies

Independence is Key

•	our Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards

•	we meet regularly without management present

•

we have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company

Purpose of Audit Committee

The Audit Committee shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) financial reporting processes and the integrity of financial statements provided

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by the Company to the public, (ii) the qualifications, independence, appointment and oversight of the work of the external auditors (iii) the qualifications and performance of internal auditors (iv) the Company’s accounting systems, financial controls, and disclosure controls, (v) compliance with applicable legal and regulatory requirements, and (vi) effectiveness of risk assessment policies.

In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Audit Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a)	Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement.

(b)	Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert.

(c)	Commitment. In addition to being a member of the Audit Committee and of any audit committee of any affiliate of the Company, if a member of the Audit Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Company’s Audit Committee.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present.

Meetings

The times and locations of meetings of the Audit Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Audit Committee, in

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consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Audit Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Resources and Authority

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal Officer of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Audit Committee.

It is recognized that members of the Audit Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary.

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The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from reviewing and making recommendations regarding any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Audit Committee otherwise becomes aware;

(b)	review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Compensation Committee or director remuneration approved or recommended by the Corporate Governance Committee; and

(c)	review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)	review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)	the interim consolidated financial statements, the Company’s disclosure under “Management Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Audit Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

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2.	External Auditors

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually;

(c)	recommend to the Board the compensation of the external auditors;

(d)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)	consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	approve the annual internal audit plan and discuss internal audit’s mandate with the head of internal audit, including the staffing, responsibilities and budgets;

(b)	obtain periodic reports from the head of internal audit regarding internal audit findings and the Company’s progress in remedying any significant audit findings; and

(c)	review the scope and responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

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4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

(b)	review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditor and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)	review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)	review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	review disclosures related to the Audit Committee required to be included in the Company’s continuous disclosure filings;

(d)	review with the Company’s Chief Legal Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Audit Committee will review the Company’s:

(a)	processes for identifying, assessing and managing risks;

(b)	major risk exposures and trends from all areas (i.e. financial, security) and management’s implementation of risk policies and procedures to monitor and control such exposures;

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(c)	business continuity plans and disaster recovery plans; and

(d)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvement;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Audit Committee’s Mandate on an annual basis.

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Corporate Governance Committee

Current Members(1):

Name	Independent
John H. Clappison(2)	Yes
Thomas I. Hull	Yes
Isabelle Marcoux	Yes
Charles Sirois (Chair)	Yes

(1):	John H. Tory was a committee member until he resigned on November 30, 2014.
(2):	John H. Clappison was appointed to the committee on December 10, 2014.

Our Main Responsibilities

•	reviewing and making recommendations regarding the Board’s approach to director independence

•

developing and, where appropriate, recommending to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Company

•	reviewing and recommending the compensation of the directors of the Company

•	satisfying itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitating the evaluation of the Board and Committees

Independence is Key

•	Our Committee is composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

•	We meet regularly without management present.

•	We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on director compensation. We have hired independent advisors since 2006.

Purpose of the Corporate Governance Committee

The Corporate Governance Committee shall assist the board of the directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) developing a set of corporate governance rules, including a code of conduct and ethics; (ii) reviewing and recommending the compensation of the Company’s directors; (iii) facilitating the evaluation of the Board and Committees.

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Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Corporate Governance Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Corporate Governance Committee members who are present.

Meetings

The times and locations of meetings of the Corporate Governance Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Corporate Governance Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Corporate Governance Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Corporate Governance Committee members prior to Committee meetings.

A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Corporate Governance Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

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Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Corporate Governance Committee as the Board may from time to time determine.

Responsibilities

(a)	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

(b)	review and make recommendations regarding the Board’s approach to director independence;

(c)	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

(d)	review size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates;

(e)	review Board committees’ mandates;

(f)	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

(g)	monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

(h)	assess the effectiveness of the Board as a whole and the committees of the Board;

(i)	provide an orientation and education program for individuals elected to the Board for the first time; and

(j)	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

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Pension Committee

Current Members:

Name	Independent
John H. Clappison	Yes
Alan D. Horn (Chair)	No
David R. Peterson, P.C., Q.C.	Yes
Melinda M. Rogers	No

Our Main Responsibilities

•

to assist the Rogers Communications Partnership (the “Partnership”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by the Partnership and its affiliates (the “Plans”)

•	to oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Committee shall assist the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling their delegated responsibilities in the following principal areas: (i) overseeing the funding, administration, communication and investment management of the Plans; (ii) selecting and monitoring the performance of all third parties performing duties in respect of the Plans; (iii) approving amendments to the Plans; (iv) adopting amendment of any statement of investment policies and procedures (the “SIP&P”); and (v) reviewing reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the annual meeting of the shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the articles of incorporation of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Partnership and its affiliates, outside auditors, counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Partnership and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Affiliates of the Partnership Participating in the Plans

The Partnership and certain of its affiliates are the sponsors and administrators of the Plans. By resolution of their boards of directors and/or pursuant to an amended and restated agency agreement between the Partnership and certain of its affiliates effective July 1, 2010, the Partnership and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and Committee as described below.

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Responsibilities of the Board of Directors

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following specific powers, duties and responsibilities in respect of the Plans:

(a)	assessing the governance structure of the Plans;

(b)	approving the mandate of the Committee and appoints its members;

(c)	approving the adoption of and wind-up of any Plan with active members;

(d)	approving any Plan amendments that significantly alter plan liabilities or that reflect changes in company policy towards retirement benefits;

(e)	receiving reports prepared by the Committee in respect of the administration of the Plans; and

(f)	approving of any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Pension Committee

The Committee has the following specific powers, duties and responsibilities in respect of the Plans:

(a)	monitoring and overseeing the administration of the Plans, including duties and responsibilities assigned to certain employees of the Partnership and its affiliates, the funding agents of the Plans, investment managers and other actuarial and financial advisors retained by the Partnership, as follows:

(i)	reviewing and approving, where applicable, reports, statements and valuations required under the Plans pertaining to administration, investment policy and performance and funded status of the Plans,

(ii)	monitoring new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing and registration,

(iii)	monitoring the appropriateness of Plan design and the provision of relevant information to the members of the Plans,

(iv)	approving the appointment and remuneration and oversee the performance of: the investment manager(s), funding agents, auditors and other agents and advisors appointed in respect of the Plans,

(v)	ensuring that contracts, agreements and mandates, where appropriate, are signed and in place with the investment managers, funding agents and other agents and advisors in respect of the administration of the Plans, and

(vi)	overseeing the investment philosophy, policies and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

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(b)	approving amendments to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

(c)	adopting annual or more frequent review of and amendment of any SIP&P;

(d)	reviewing annual or more frequent reports prepared in respect of the administration of the Plans by officers of the Partnership, the auditors to the Plans and other agents and advisors;

(e)	receiving, reviewing and approving audited and unaudited financial statements for the Plans;

(f)	reporting to the Board and to the boards of the applicable affiliates on the above matters and on other matters deemed material by the Committee; and

(g)	performing such other duties and responsibilities as are delegated to it by the Board from time to time.

Standard of Care

Each member of the Board and Committee shall act with the care diligence and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

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Executive Committee

Current Members:

Name	Independent
Alan D. Horn	No
Thomas I. Hull	Yes
Edward S. Rogers (Chair)	No
Charles Sirois	Yes

Our Main Responsibilities

•	to approve the final terms of transactions previously approved by the Board

•	to monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the articles of Rogers Communications Inc. (the “Company”), the Executive Committee shall possess and may exercise all the powers, authorities and discretions vested in or exercisable by the board of directors (the “Board”) of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Executive Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Executive Committee members who are present.

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Meetings

The times and locations of meetings of the Executive Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Executive Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Executive Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Executive Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Executive Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Executive Committee as the Board may from time to time determine.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Company and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Executive Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Executive Committee from examining any matters related to its purpose:

(a)	to approve the final terms of transactions previously approved by the Board; and

(b)	to monitor the implementation of policy initiatives adopted by the Board.

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Finance Committee

Current Members:

Name	Independent
C. William D. Birchall	Yes
Alan D. Horn	No
Thomas I. Hull	Yes
Edward S. Rogers (Chair)	No
Melinda M. Rogers	No
Charles Sirois	Yes

Our Main Responsibilities

•	reviewing and reporting to the Board or a committee of the Board on certain matters, including:

—	financings (including share issuances)

—	transactions not budgeted, outside the ordinary course of business and involving more than $50 million

—	alliance, branding, license, partnership and joint venture arrangements involving more than $50 million

—	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

—	granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

—	consider candidates for appointment of Chief Financial Officer and Audit Committee Chair of the Company and its subsidiaries, as applicable

Purpose of the Finance Committee

The Finance Committee shall assist the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) financings (including share issuances); (ii) unbudgeted transactions, alliance branding, license, partnership or joint venture arrangements; and (iii) considering candidates for the appointment of Chief Financial Officer and Audit Committee Chair of the Company and its subsidiaries, as applicable.

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Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Finance Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Finance Committee members who are present.

Meetings

The times and locations of meetings of the Finance Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Finance Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Finance Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Finance Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel and other experts or consultants.

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Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Finance Committee as the Board may from time to time determine.

Responsibilities

Without derogating from the duties, rights and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the filing of any document required to implement any such matter with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

(i)	Financings (including the issuance of shares or rights to convert or exchange into or acquire shares, other than employee share options or employee share purchase plans approved by the Board or the Compensation Committee), credit facilities, the creation, incurrance or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt and the acquisition, redemption or repurchase of securities of the Company or any subsidiary;

(ii)	Commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are:

(A)	in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions; or

(B)	outside of the ordinary course of business, including without limitation investments and loans by the Company or any subsidiary, of more than $50 million in the aggregate by one or a series of transactions.

(iii)	The engagement of financial, investment or similar advisors by the Company or any of its subsidiaries in connection with transactions with a value in excess of $100 million;

(iv)	Alliance, branding, licence, relationship, joint venture and partnership agreements involving liabilities or commitments, actual or contingent, by the Company or any of its subsidiaries (the “Rogers Companies”) in excess of $50 million in the aggregate by one or a series of transactions;

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(v)	The grant or assumption of rights of first negotiation, first offer or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers Company that has an estimated fair market value in excess of $50 million;

(vi)	The grant of rights or assumption of obligations by any Rogers Company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers Company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

(vii)	Candidates for appointment as the Chief Financial Officer and Chair of the Audit Committee of any Rogers Company.

The Board may from time to time delegate additional responsibilities to the Committee.

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Nominating Committee

Current Members:(1)

Name	Independent
C. William D. Birchall	Yes
John A. MacDonald	Yes
David R. Peterson(2)	Yes
Edward S. Rogers (Chair)	No
Melinda M. Rogers	No

(1):	John H. Tory was a committee member until he resigned on November 30, 2014.
(2):	David R. Peterson was appointed to the committee on December 10, 2014.

Our Main Responsibilities

•	review, consider and/or initiate proposals for nomination of directors to the Board and the board of directors of our wholly owned subsidiaries

•	interview proposed nominees, where appropriate

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee shall assist the board of directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas: (i) review and consider proposals for nomination of directors to the Board; and (ii) assess incumbent directors for re-nomination to the board.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Nominating Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Nominating Committee members who are present.

Meetings

The times and locations of meetings of the Nominating Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Nominating Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Nominating Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Nominating Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Nominating Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

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Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Nominating Committee as the Board may from time to time determine.

Responsibilities

The responsibilities of the Nominating Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Nominating Committee from examining any matters related to its purpose:

(a)	receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Company, and to review and consider such proposals;

(b)	where appropriate, interview proposed nominees;

(c)	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

(d)	establish criteria for prospective members of the Board and/or committees of the Board and the boards of the Company’s affiliates;

(e)	recommend, in a timely fashion, to the Board and to the boards of wholly-owned subsidiaries the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of wholly-owned subsidiaries, respectively; and

(f)	consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Company may have a controlling or significant interest.

(g)	Develop a three year succession plan for Board members and review and update annually as necessary.

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Human Resources Committee

Current Members:(1)

Name	Independent
Stephen A. Burch	Yes
Thomas I. Hull	Yes
John A. MacDonald(2)	Yes
Isabelle Marcoux (Chair)	Yes

(1):	John H. Tory was a committee member until he resigned on November 30, 2014.
(2):	John A. MacDonald was appointed to the committee on December 10, 2014.

Our Main Responsibilities

1.	Review, approve and, as applicable, recommend for Board approval, our executive compensation and severance policies.

2.	Review the Company’s compensation and benefit programs (design and competitiveness) and senior executive’s management development and succession planning.

3.	Set performance objectives for the CEO, which encourage the Company’s long-term financial success and regularly measure the CEO’s performance against these objectives.

4.	Determine, in consultation with independent advisors who help us set competitive compensation that meets the Company’s hiring, retention and performance objectives, the recommended compensation for the following positions:

i)	the CEO;

ii)	all employees of the Company and its affiliates, subject to certain limitations listed below;

iii)	the Named Executive Officers (as defined below);

iv)	all officers reporting to the CEO and certain other senior officers; and

v)	Family Members of the above employees employed by the Company and its affiliates.

5.	Produce a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation.

Independence

•	Our Committee is composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

•	We meet regularly without management present.

•	We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on executive compensation. We have hired independent advisors since 2006.

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Purpose of the Human Resources Committee

The Human Resources Committee shall review, approve and, if applicable, recommend the Company’s executive compensation and severance policies to ensure that such policies are designed to provide the Chief Executive Officer and the employees of Rogers Communications Inc. (the “Company”) and its subsidiaries with fair and competitive compensation. The Committee shall oversee the administration of the Company’s Stock Option Plans, Employee Share Accumulation Plans, other long-term incentives, and any other compensation program. In addition the Committee shall review the Company’s human resources development, succession planning and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair.

The Committee shall have the right to appoint an outside compensation consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Human Resources Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Human Resources Committee members who are present.

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Meetings

The times and locations of meetings of the Human Resources Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Human Resources Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Human Resources Committee shall be developed by the Chair of the Committee in consultation with management and the corporate secretary, and shall be circulated to Human Resources Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Human Resources Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Human Resources Committee as the Board may from time to time determine.

Responsibilities

The specific responsibilities of the Human Resources Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Human Resources Committee from considering, approving and making recommendations regarding any matters related to its purpose.

1.	To review and, as appropriate, approve any changes to the Company’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans and pension plans. With respect to the Company’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance.

2.	On an annual basis, to review and approve the Company’s succession and management development plans, with respect to those roles currently occupied by Subject Employees as defined below.

3.	To review and, as appropriate, recommend for Board approval the terms of employment and compensation arrangements for the Chief Executive Officer. With respect to the Chief Executive Officer, the Committee will at least annually:

i)	Establish performance goals and corresponding incentive compensation award levels

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ii)	Review actual performance against established goals

iii)	Review and as appropriate, recommend for Board approval, incentive compensation awards.

4.	To review, based on the recommendations of the Chief Executive Officer, and approve, the level of all forms of compensation to be paid to:

i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the Chief Executive Officer, for the Company and its affiliates;

ii)	All Officers reporting to the Chief Executive Officer and all Officers at the E1 and E2 level;

iii)	Family Members of the employees in (i) and (ii) above, who are employed by the Company and its affiliates. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

iv)	executives at the E3, E4 and E5 level, to the extent there is a deviation from the approved Executive Compensation Policies and Procedures.

5.	To review and approve, the performance objectives, and corresponding payout levels under approved incentive plans for Subject Employees, excluding, for greater certainty, the Chief Executive Officer.

6.	To consider and, as appropriate, approve a pool of long-term incentive awards, consistent in terms with the Company’s approved plans, that are available for grant at the discretion of the CEO, subject to the following limitations which are set by the Committee on an annual basis: (i) the maximum number of shares that may be granted under awards to participants within defined salary bands, and (ii) the maximum percentage of the total awards per annum granted to certain groups of individuals (i.e. Named Executive Officers, Key Executives and other participants).

7.	To review and, as appropriate, approve the Company’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve, as appropriate, the terms of severance or any settlement with executives at the E3, E4 and E5 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and Procedures.

8.	To monitor the administration of the Company’s long-term incentive plans and Employee share accumulation plans, including the approval of grants of options, share units or other long-term incentives to employees based on the recommendation of the Chief Executive Officer and to ensure that all grants are made in accordance with the terms of the Company’s approved Executive Compensation Policies and Procedures.

9.	To review and approve the executive compensation sections of the Company’s annual proxy circular and other public filings.

10.	Conduct an annual review of the Committee’s mandate and performance.

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, Canada M4W 1G9

416-935-7777 or rogers.com

ROGERS CUSTOMER SERVICE

888-764-3771 or rogers.com/support

CST Trust Company

P.O. Box 700,

Postal Station B

Montreal, QC

H3B 3K3

inquiries@canstockta.com or 1-800-387-0825

Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact CST Trust Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts and others
requiring additional financial information
can visit rogers.com/investors or contact:
investor.relations@rci.rogers.com or 416-935-3522.
For media inquiries: 416-935-7777.

On-line Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit rogers.com/investors where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (“DRIP”)

CST Trust Company administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit www.canstockta.com/en/InvestorServices, or contact CST Trust Company as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Shareholders may elect to receive email notifications of future shareholder meetings and the availability of related financial statements and proxy materials by following the simple instructions found at the front of this circular. This approach gets information to shareholders more quickly than conventional mail and helps Rogers to protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of the stock, comes from well managed forests, controlled sources and recycled wood or fibre. This information circular is fully recyclable.